As filed with the Securities and Exchange Commission on July 14, 2005

Registration No. 333-125405

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BRONCO DRILLING COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	1381	20-2902156
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14313 North May Avenue, Suite 100

Oklahoma City, OK 73134

(405) 745-6060

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

D. Frank Harrison

Chief Executive Officer

14313 North May Avenue, Suite 100

Oklahoma City, OK 73134

(405) 745-6060

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Seth R. Molay, P.C. Alex Frutos Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, TX 75201 (214) 969-2800	Robert G. Reedy Porter & Hedges, L.L.P. 1000 Main Street, 36th Floor Houston, TX 77002 (713) 226-6674

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE(1)

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)
Common stock, par value $0.01 per share	$86,480,000	$10,179

(1)	In accordance with Rule 457(o) under the Securities Act, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.
(3)	Includes shares of common stock that may be sold to cover the exercise of an overallotment option granted to the underwriters.
(4)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price. In connection with the Company’s initial filing on June 1, 2005, the Company transmitted $11,770 by wire transfer to the SEC. Because the filing fee was calculated to be approximately $8,828 based upon the then proposed maximum aggregate offering price of $75,000,000 pursuant to Rule 457(o), a credit balance of $2,942 remained. The proposed maximum aggregate offering price has been increased to $86,480,000 resulting in an additional registration fee of $1,351 which is offset by the credit balance. Following this offset, the unused portion of the registration fee which may be used to offset the filing fee for future registration statements pursuant to Rule 457(p) is $1,591.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholder are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 14, 2005

PROSPECTUS

4,700,000 Shares

[LOGO]

Bronco Drilling Company, Inc.

Common Stock

We are offering 4,700,000 shares of our common stock.

We expect the public offering price of our common stock to be between $14.00 and $16.00 per share. There is currently no public market for our common stock. We have applied to have our common stock quoted on The Nasdaq National Market under the symbol “BRNC.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 11.

	Public Offering Price	Underwriting Discount	Proceeds to Bronco (Before Expenses)
Per Share	$	$	$
Total	$	$	$

The underwriters have been granted a 30-day option to purchase up to 705,000 shares of our common stock of which 555,000 would be sold by us and 150,000 would be sold by the selling stockholder to cover any overallotments.

Delivery of the shares of common stock will be made on or about                     , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers
Johnson Rice & Company L.L.C.	Jefferies & Company, Inc.

Calyon Securities (USA) Inc.	Friedman Billings Ramsey

The date of this prospectus is                     , 2005.

[Photo of rig in Oklahoma]

You should rely only on the information contained in this prospectus. We have not, and the selling stockholder and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholder and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer to sell is not permitted. The information appearing in this prospectus is accurate as of the date on the front cover of this prospectus, but our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide whether to invest in our common stock. Immediately prior to the commencement of this offering, we will become a Delaware corporation in a transaction in which Bronco Drilling Company, L.L.C., our predecessor company, merges with its wholly owned subsidiary Bronco Drilling Company, Inc., a newly-formed Delaware corporation. Unless otherwise indicated in this prospectus or the context otherwise requires, all references in this prospectus to “Bronco,” the “Company,” “us,” “our” or “we” are to Bronco Drilling Company, Inc. and our predecessor company, Bronco Drilling Company, L.L.C., and their respective subsidiaries, and give effect to the merger.

BRONCO DRILLING COMPANY

Overview

We provide contract land drilling services to oil and natural gas exploration and production companies. We own a fleet of 33 land drilling rigs, of which 14 are currently operating, four are in the process of being refurbished to be put into service in 2005 and 15 are held in inventory. Upon completion of this offering, we intend to accelerate the refurbishment and deployment of our inventoried rigs. In addition to the four rigs currently being refurbished, we plan on completing the refurbishment of two additional inventoried rigs during 2005, and refurbishing six inventoried rigs during 2006, at estimated costs (including drill pipe) ranging from $4.1 million to $6.8 million per rig. Initially, we intend to focus our refurbishment program on our more powerful rigs, with 950 to 2,500 horsepower, which are capable of drilling to depths between 14,000 and 25,000 feet. We also own a fleet of 14 trucks used to transport our rigs.

We commenced operations in 2001 with the purchase of one stacked 650-horsepower rig that we refurbished and deployed. We subsequently made selective acquisitions of both operational and inventoried rigs, as well as ancillary equipment. Our management team has significant experience not only with acquiring rigs, but also with refurbishing and deploying inventoried rigs. We have successfully refurbished and brought into operation six of the 22 inventoried drilling rigs we acquired in August 2003. These rigs were refurbished on schedule and for a total cost that was within five percent of the amount budgeted. Upon completion of refurbishment, the rigs either met or exceeded our operating expectations. In addition, we have recently opened a 41,000 square foot machine shop in Oklahoma City which allows us to refurbish and repair our rigs and equipment in-house. This facility, which complements our existing rig yard in Oklahoma City, significantly reduces our reliance on outside machine shops and the attendant risk of third-party delays.

We currently operate in Oklahoma, and a majority of the wells we have drilled for our customers have been drilled in search of natural gas reserves. Natural gas is often found in deep and complex geologic formations that generally require higher horsepower, premium rigs and experienced crews to reach targeted depths. Our fleet of 33 rigs includes 22 rigs ranging from 950 to 2,500 horsepower. Accordingly, they can, or in the case of our inventoried rigs upon refurbishment will be able to, reach the depths required to explore for deep natural gas reserves. Our higher horsepower rigs can also drill horizontal wells, which are increasing as a percentage of total wells drilled in North America. We believe our premium rig fleet, rig inventory and experienced crews position us to benefit from the strong natural gas drilling activity in our core operating area.

The information below highlights our results of operations for the three months ended March 31, 2005 as compared to the same period in 2004:

•	Our revenues increased approximately 134% to $8.6 million from $3.7 million;

•	Our EBITDA increased approximately 948% to $2.1 million from $204,000;

•	Our net income was $831,000 as compared to a net loss of $443,000;

•	Our average rig count increased to 11 from eight;

•	Our average dayrate for drilling services increased approximately 39% to $9,955 from $7,177; and

•	Our utilization rate increased to 93% from 71%.

Our Industry

We believe that the following trends in our industry should benefit our operations:

•	Need for increased natural gas drilling activity as U.S. demand growth outpaces U.S. supply growth. From 1994 to 2003, demand for natural gas in the United States grew at an annual rate of 0.6% while the U.S. domestic supply grew at an annual rate of 0.2%. The Energy Information Administration, or EIA, recently estimated that U.S. domestic consumption of natural gas exceeded domestic production by 17% in 2004, a gap that the EIA forecasts will expand to 24% in 2010.

Source:  EIA.

•	Increased decline rates in natural gas basins in the U.S. As the chart above shows, even though the number of U.S. natural gas wells drilled has increased significantly, a corresponding increase in production has not been realized. We believe that a significant reason for the limited supply response, even as drilling activities have increased, is the accelerating decline rates of production from new natural gas wells drilled. A study published by the National Petroleum Council in September 2003 concluded, from analysis of production data over the preceding ten years, that as a result of domestic natural gas decline rates of 25% to 30% per year, 80% of natural gas production in ten years will be from wells that have not yet been drilled. In addition, IHS Energy estimates decline rates of 29% in 2005, as shown in the chart below. We believe that this tends to support a sustained higher natural gas price environment, which should create incentives for oil and natural gas exploration and production companies to increase drilling activities in the U.S.

Source:  IHS Energy.

•	Trend towards drilling and developing unconventional natural gas resources. As a result of improvements in extraction technologies along with general increases in natural gas prices, oil and natural gas companies increasingly are exploring for and developing “unconventional” natural gas resources, such as natural gas from tight sands, shales and coalbed methane. This type of drilling activity is frequently done on tighter acreage spacing and requires that more wells be drilled. It also requires higher horsepower rigs for techniques such as horizontal drilling.

•	High natural gas prices. While U.S. natural gas prices are volatile, year to date 2005 marks the third consecutive year of increases in the yearly average NYMEX near month natural gas contract prices, as shown on the chart below. We believe that high natural gas prices in the U.S., if sustained, should result in more exploration and development drilling activity, and thus higher utilization and dayrates for drilling companies like us.

NYMEX Near Month Natural Gas Contract Prices & Yearly Averages

Source:  Bloomberg.

•	Increases in dayrates and operating margins for land drilling. The increase in the price of natural gas, coupled with accelerating decline rates and an increase in the number of natural gas wells being drilled, have resulted in increases in rig utilization, and consequently improved dayrates and cash margins.

Our Strengths

Our competitive strengths include:

•	Premium rig fleet. We currently operate a fleet of 14 rigs, six of which have been refurbished since August 2003. Natural gas reserves are often found in deep and complex geological formations that require higher horsepower or premium rigs to drill. In addition, the recovery of unconventional natural gas resources often involves horizontal drilling techniques that also require premium rigs with approximately 1,000 or more horsepower. We believe that our operating history and high-quality rig fleet position us to benefit from this type of drilling activity.

•	Inventory of drilling rigs and ancillary equipment. In addition to our four rigs currently being refurbished, our 15 drilling rigs held in inventory for refurbishment will allow us to add capacity in response to the currently strong land drilling market. We also have an inventory of excess drawworks, hooks, blow-out preventors and other rig-related equipment. Our inventoried rigs as well as many of the parts we have in inventory would have long delivery lead times if ordered new.

•	Ability to refurbish inventoried rigs. Our management team has demonstrated the ability to refurbish rigs from our inventory. Since our acquisition of 22 inventoried drilling rigs in August 2003, we have successfully refurbished and placed into service six of the rigs at costs ranging from $2.2 million to $4.8 million per rig. Through the efforts of our management team and experienced yard labor crews, these rigs were refurbished on schedule and for a total cost that was within five percent of the amount budgeted. We are currently refurbishing four additional rigs with 950, 1,000, 1,000 and 2,500 horsepower, which we expect to be ready for deployment in 2005.

•	Ability to attract and retain qualified rig crews. We believe that our premium rig fleet and experienced management team allow us to successfully attract and retain qualified rig crews relative to some larger, more diversified land drilling companies. As a result, we believe we have been able to refurbish rigs from our inventory and put them into operation without sacrificing our operating quality.

Our Strategy

Our strategy is to continue to expand our contract land drilling services. Specifically, we intend to:

•	Accelerate the refurbishment and deployment of rigs from our inventory. We intend to accelerate the refurbishment and deployment of our rigs. We plan on completing the refurbishment of six additional inventoried rigs during the balance of 2005 and refurbishing six inventoried rigs during 2006 at estimated costs ranging from $4.1 million to $6.8 million per rig. Initially, we intend to focus our refurbishment program on our higher horsepower rigs. As we prepare to accelerate the refurbishment of our rigs, we have recently hired additional experienced refurbishing crews, which we believe will complement the experienced crews we currently have in place. Our three rig-up supervisors have an average of 33 years of experience in the drilling industry.

•	Expand our geographic focus. We intend to continue to expand our geographic areas of operation by making selected acquisitions and mobilizing rigs to other regions. We recently hired a Rocky Mountain division manager, and we expect to mobilize one of the rigs currently undergoing refurbishment to the Piceance Basin in Colorado under a term contract. We are currently evaluating additional expansion opportunities in the Rocky Mountains, the Barnett Shale trend in North Texas and the Cotton Valley trend in Central and East Texas.

•	Maintain a balanced portfolio of spot and term contracts. We plan on managing our rig fleet as a portfolio, committing some of our rigs to longer-term contracts that meet our targeted returns on invested capital, and leveraging spot market rates with other rigs. As we expand our geographic focus, we initially plan on favoring longer-term contracts in our new markets until we gain operating maturity in those markets.

•	Maintain a conservative capital structure and disciplined approach to capital spending. We believe that our post-offering balance sheet will allow us to pursue opportunities to grow our business. We will continue to evaluate investment opportunities, including potential acquisitions and additional rig refurbishments, that meet our targeted returns on invested capital.

Strata Acquisitions

In July 2005, we acquired all the membership interests in Strata Drilling, L.L.C. and Strata Property, L.L.C. and a related rig yard. Included in these acquisitions were two operating rigs, one rig that is currently being refurbished, related structures, equipment and components and a 16 acre yard in Oklahoma City, Oklahoma used for equipment storage and refurbishment of stacked rigs. The aggregate purchase price was $20.0 million, of which $13.0 million was paid in cash and $7.0 million was paid in the form of promissory notes issued to the sellers. We funded the cash portion of the purchase price with a $13.0 million loan from Alpha Investors LLC, an entity controlled by Wexford Capital LLC.

Our Equity Sponsor

We were formed by affiliates of Wexford Capital LLC (“Wexford”) in June 2001. Wexford is a Greenwich, Connecticut based SEC registered investment advisor with approximately $2.5 billion under management as of March 31, 2005. Wexford has made private equity investments in many different sectors with particular expertise in the energy and natural resources sector. Prior to this offering, Wexford beneficially owned all of our outstanding common stock. Upon completion of the offering, Wexford will continue to beneficially own approximately 73% of our common stock (approximately 70% if the overallotment option is exercised in full) through Bronco Drilling Holdings, L.L.C.

Our Offices

Our principal executive offices are located at 14313 North May Avenue, Oklahoma City, Oklahoma 73134, and our telephone number is (405) 745-6060. Our website address is www.broncodrill.com. Information contained on our website does not constitute part of this prospectus.

The Offering

Common stock offered by Bronco	4,700,000 shares

Common stock to be outstanding after this offering	18,060,000 shares

Use of proceeds

We intend to use the net proceeds from the sale of shares of our common stock in this offering to repay approximately $18.1 million of outstanding borrowings, including $13.0 million incurred in connection with our recent Strata acquisitions, and use the balance, together with cash flow from operations, to refurbish rigs in our inventory and for general corporate purposes, which may include the purchase of additional rigs. Pending use for refurbishment and general corporate purposes, we may use all or a portion of such proceeds to repay other outstanding borrowings. For additional information regarding our borrowings, see “Use of Proceeds.”

Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.

The Nasdaq National Market symbol	“BRNC”

Risk factors	We are subject to a number of risks that you should carefully consider before deciding to invest in our common stock. These risks are discussed more fully in “Risk Factors.”

Except as otherwise indicated, all information contained in this prospectus:

•	assumes the underwriters do not exercise their overallotment option; and

•	excludes 390,000 shares of our common stock issuable upon the exercise of options to be outstanding upon completion of this offering, at an exercise price per share equal to the offering price set forth on the cover of this prospectus.

Risk Factors

We face a number of challenges in capitalizing on our strengths and implementing our strategies. For example:

•	We derive all our revenues from companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices.

•	A material reduction in the levels of exploration and development activities or an increase in the number of rigs mobilized to our market areas could decrease our dayrates and utilization rates.

•	Our revenues and profitability could be negatively impacted if we are unable to successfully complete the refurbishment of our inventoried rigs on schedule and within budget and use those and the other rigs in our fleet at profitable levels.

•	We operate in a highly competitive, fragmented industry in which price competition is intense.

For further discussion of these and other challenges we face, see “Risk Factors” beginning on page 11.

Summary Financial Data

The following table sets forth our summary historical financial data as of and for each of the years and interim periods indicated and is derived from our historical audited consolidated financial statements for the years indicated and from our historical unaudited consolidated financial statements for the interim periods indicated. The interim unaudited information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the three months ended March 31, 2005 are not necessarily indicative of results that may be expected for the entire year 2005. You should review this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated historical financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)
	(In thousands, except per share amounts)
Consolidated Statements of Operations Information:
Contract drilling revenues	$8,617	$3,677	$21,873	$12,533	$3,115

Costs and expenses:
Contract drilling	5,867	3,082	17,948	10,431	3,239
Depreciation	1,361	675	3,695	1,985	1,122
General and administrative	619	393	2,436	1,332	676

Total operating costs and expenses	7,847	4,150	24,079	13,748	5,037

Income (loss) from operations	770	(473)	(2,206)	(1,215)	(1,922)

Other income (expense):
Interest expense	(58)	—	(285)	(21)	—
Interest income	4	2	10	3	5

Total other income (expense)	(54)	2	(275)	(18)	5

Income (loss) before income taxes	716	(471)	(2,481)	(1,233)	(1,917)
Deferred tax expense (benefit)	(115)	(28)	285	317	—

Net income (loss)	$831	$(443)	$(2,766)	$(1,550)	$(1,917)

Pro Forma C Corporation Data: (1)
Historical income (loss) from operations before income taxes	$716	$(471)	$(2,481)	$(1,233)	$(1,917)
Pro forma provision (benefit) for income taxes attributable to operations	270	(175)	(936)	(465)	(723)

Pro forma income (loss) from operations	$446	$(296)	$(1,545)	$(768)	$(1,194)

Pro forma income (loss) per common share—basic and diluted	$0.03	$(0.02)	$(0.12)	$(0.06)	$(0.09)
Weighted average pro forma shares outstanding—basic and diluted	13,360	13,360	13,360	13,360	13,360

Other Financial Data:
Calculation of EBITDA:
Net income (loss)	$831	$(443)	$(2,766)	$(1,550)	$(1,917)
Interest expense	58	—	285	21	—
Deferred tax expense (benefit)	(115)	(28)	285	317	—
Depreciation	1,361	675	3,695	1,985	1,122

EBITDA(2)	$2,135	$204	$1,499	$773	$(795)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)
	(In thousands)
Consolidated Cash Flow Information:
Net cash provided (used) by:
Operating activities	$2,983	$1,144	$2,364	$(1,914)	$(890)
Investing activities (3)	(7,663)	(4,745)	(19,511)	(4,846)	(12,879)
Financing activities	4,290	2,750	16,622	7,798	14,103

	At March 31,		At December 31,
	2005	2004	2004	2003	2002
	(Unaudited)
	(In thousands)

Consolidated Balance Sheet Information:
Total current assets	$9,034	$4,478	$8,118	$5,682	$1,495
Total assets	98,328	74,736	90,143	71,920	15,629
Total debt (4)	20,900	7,050	18,100	4,300	—
Total liabilities	45,179	24,477	39,340	21,218	620
Total members’ equity	53,149	50,259	50,803	50,702	15,009

(1)	Prior to our merger, we were a limited liability company treated as a partnership for federal income tax purposes. As a result, essentially all of our taxable earnings and losses were passed through to our members, and we did not pay federal income taxes at the entity level. Historical income taxes consist mainly of deferred income taxes on a taxable subsidiary, Elk Hill Drilling, Inc. In connection with this offering, we will become a C corporation in a transaction in which Bronco Drilling Company, L.L.C., our predecessor company, merges with Bronco Drilling Company, Inc., a newly-formed Delaware corporation. For comparative purposes, we have included a pro forma provision (benefit) for income taxes assuming we had been taxed as a C corporation in all periods prior to the merger.

(2)	EBITDA is a non-generally accepted accounting principles (“GAAP”) financial measure equal to net income (loss), the most directly comparable GAAP financial measure, plus interest expense, deferred tax expense (benefit) and depreciation. We have presented EBITDA because we use EBITDA as an integral part of our internal reporting to measure our performance and to evaluate the performance of our senior management. We consider EBITDA to be an important indicator of the operational strength of our business. EBITDA eliminates the uneven effect of considerable amounts of non-cash depreciation and amortization. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets and the impact of related impairments through other financial measures, such as capital expenditures, investment spending and return on capital. Therefore, we believe that EBITDA provides useful information to our investors regarding our performance and overall results of operations. EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, EBITDA is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The EBITDA measure presented in this prospectus may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

(3)	In August 2003, we acquired 22 drilling rigs and drilling rig structures and components for an aggregate of $49.0 million. These transactions were funded directly by our equity holders. Accordingly, they have been accounted for as acquisitions by our equity holders followed by their contribution to us of the acquired assets. As a result, net cash used in investing activities for 2003 does not include the $33.5 million cash portion of the acquisition cost. See Note B to our consolidated financial statements appearing elsewhere in this prospectus.

(4)	In July 2005, we acquired all of the membership interests in Strata Drilling, L.L.C. and Strata Property, L.L.C. and a related rig yard for an aggregate of $20.0 million, of which $13.0 million was paid in cash and $7.0 million was paid in the form of promissory notes issued to the sellers. We funded the cash portion of the purchase price with a $13.0 million loan from Alpha Investors LLC, an entity controlled by Wexford. Since the Strata acquisitions occurred after March 31, 2005, the $20.0 million of debt associated with the Strata acquisitions is not included in this table.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus before deciding to invest in our common stock. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to the Oil and Natural Gas Industry

We derive all our revenues from companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices.

We derive all our revenues from companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices. Any prolonged reduction in the overall level of exploration and development activities, whether resulting from changes in oil and natural gas prices or otherwise, can adversely impact us in many ways by negatively affecting:

•	our revenues, cash flows and profitability;

•	our ability to maintain or increase our borrowing capacity;

•	our ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital;

•	our ability to retain skilled rig personnel whom we would need in the event of an upturn in the demand for our services; and

•	the fair market value of our rig fleet.

Worldwide political, economic and military events have contributed to oil and natural gas price volatility and are likely to continue to do so in the future. Depending on the market prices of oil and natural gas, oil and natural gas exploration and production companies may cancel or curtail their drilling programs, thereby reducing demand for our services. Oil and natural gas prices have been volatile historically and, we believe, will continue to be so in the future. Many factors beyond our control affect oil and natural gas prices, including:

•	the cost of exploring for, producing and delivering oil and natural gas;

•	the discovery rate of new oil and natural gas reserves;

•	the rate of decline of existing and new oil and natural gas reserves;

•	available pipeline and other oil and natural gas transportation capacity;

•	the ability of oil and natural gas companies to raise capital;

•	actions by OPEC, the Organization of Petroleum Exporting Countries;

•	political instability in the Middle East and other major oil and natural gas producing regions;

•	economic conditions in the United States and elsewhere;

•	governmental regulations, both domestic and foreign;

•	domestic and foreign tax policy;

•	weather conditions in the United States and elsewhere;

•	the pace adopted by foreign governments for the exploration, development and production of their national reserves;

•	the price of foreign imports of oil and natural gas; and

•	the overall supply and demand for oil and natural gas.

Risks Relating to Our Business

Increases in the supply of rigs could decrease dayrates and utilization rates.

Any increase in the supply of land rigs, whether through new construction or refurbishment, could decrease dayrates and utilization rates, which would adversely affect our revenues and profitability. In addition, such adverse affect on our revenue and profitability caused by such increased competition and lower dayrates and utilization rates could be further aggravated by any downturn in oil and natural gas prices.

A material reduction in the levels of exploration and development activities in Oklahoma or an increase in the number of rigs mobilized to Oklahoma could negatively impact our dayrates and utilization rates.

We currently conduct all of our operations in Oklahoma. A material reduction in the levels of exploration and development activities in Oklahoma due to a variety of oil and natural gas industry risks described above or an increase in the number of rigs mobilized to Oklahoma could negatively impact our dayrates and utilization rates, which could adversely affect our revenues and profitability.

Our revenues and profitability could be negatively impacted if we are unable to successfully complete the refurbishment of our inventoried rigs on schedule and within budget and use those and the other rigs in our fleet at profitable levels.

We plan on completing the refurbishment of six additional inventoried rigs during the balance of 2005 and refurbishing six inventoried rigs during 2006 at estimated costs ranging from $4.1 million to $6.8 million per rig. Our revenues and profitability could be negatively impacted if we are unable to successfully complete the refurbishment of our inventoried rigs on schedule and within budget and operate those and the other rigs in our fleet at profitable levels. Our refurbishment projects are subject to the risks of delay and cost overruns inherent in any large construction project, including shortages of equipment, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor. Significant delays could negatively impact our anticipated contract commitments with respect to rigs being refurbished, while significant cost overruns or delays in general could adversely affect our financial condition and results of operations. Moreover, customer demand for rigs currently being refurbished may not be as strong as we presently anticipate, and our inability to obtain contracts on anticipated terms or at all may negatively impact our revenues and profitability.

We have a history of losses and may experience losses in the future.

We have a history of losses. We incurred net losses of $2.8 million, $1.6 million and $1.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. Our profitability in the future will depend on many factors, but largely on utilization rates and dayrates for our drilling rigs. Our current utilization rates and dayrates may decline and we may experience losses in the future.

Our acquisition strategy exposes us to various risks, including those relating to difficulties in identifying suitable acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

As a component of our business strategy, we have pursued and intend to continue to pursue selected acquisitions of complementary assets and businesses. In May 2002, we purchased seven drilling rigs, associated spare parts and equipment, drill pipe, haul trucks, and vehicles. In August 2003, we acquired drilling rigs and inventoried structures and components which, with refurbishment and upgrades, can be used to assemble 22 drilling rigs. In July 2005, we acquired three additional rigs and related inventory, equipment, components and rig yard. Acquisitions, including our May 2002, August 2003 and July 2005 acquisitions, involve numerous risks, including:

•	unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including but not limited to environmental liabilities;

•	difficulty in integrating the operations and assets of the acquired business and the acquired personnel and distinct cultures;

•	our ability to properly access and maintain an effective internal control environment over an acquired company, in order to comply with the recently adopted public reporting requirements;

•	potential loss of key employees and customers of the acquired companies;

•	risk of entering markets in which we have limited prior experience; and

•	an increase in our expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a disproportionate amount of management attention and financial and other resources. Our failure to achieve consolidation savings, to incorporate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations.

In addition, we may not have sufficient capital resources to complete additional acquisitions. Historically, we have funded the acquisition of rigs and the refurbishment of our rig fleet through a combination of debt and equity financing. We may incur substantial additional indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify additional suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.

We operate in a highly competitive, fragmented industry in which price competition could reduce our profitability.

We operate in a highly competitive, fragmented industry in which price competition could reduce our profitability. The fact that drilling rigs are mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry.

The drilling contracts we compete for are usually awarded on the basis of competitive bids or direct negotiations with customers. We believe pricing and rig availability are the primary factors our potential customers consider in determining which drilling contractor to select. In addition, we believe the following factors are also important:

•	the type and condition of each of the competing drilling rigs;

•	the mobility and efficiency of the rigs;

•	the quality of service and experience of the rig crews;

•	the offering of ancillary services; and

•	the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

While we must be competitive in our pricing, our competitive strategy generally emphasizes the quality of our equipment and experience of our rig crews to differentiate us from our competitors. This strategy is less effective as lower demand for drilling services or an oversupply of rigs usually results in increased price competition and makes it more difficult for us to compete on the basis of factors other than price. In all of the markets in which we compete, an oversupply of rigs can cause greater price competition which can, in turn, reduce our profitability.

Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions. An influx of rigs from other regions could rapidly intensify competition and reduce profitability.

We face competition from many competitors with greater resources which may make it more difficult for us to compete which can reduce our dayrates and utilization rates.

Many of our competitors have greater financial, technical and other resources than we do which may make it more difficult for us to compete which can reduce our dayrates and utilization rates. Their greater capabilities in these areas may enable them to:

•	better withstand industry downturns;

•	compete more effectively on the basis of price and technology;

•	retain skilled rig personnel; and

•	build new rigs or acquire and refurbish existing rigs so as to be able to place rigs into service more quickly than us in periods of high drilling demand.

We are subject to unexpected cost overruns on our footage contracts and, to the extent we enter into such arrangements, turnkey contracts, which could negatively impact our profitability.

For the year ended December 31, 2004, 13% of our total revenues was derived from footage contracts. Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well. We typically pay more of the out-of-pocket costs associated with footage contracts as compared to daywork contracts. The risks to us on a footage contract are greater because we assume most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors’ services, supplies, cost escalation and personnel. The occurrence of uninsured or under-insured losses or operating cost overruns on our footage jobs could have a negative impact on our profitability. Similar to our footage contracts, under turnkey contacts drilling companies assume most of the risks associated with drilling operations that the operator generally assumes under a daywork contract. Although we historically have not entered into turnkey contracts, if we were to enter into a turnkey contract or acquire such a contract in connection with future acquisitions, the occurrence of uninsured or under-insured losses or operating cost overruns on such a job could negatively impact our profitability.

Our operations involve operating hazards, which if not insured or indemnified against, could adversely affect our results of operations and financial condition.

Our operations are subject to the many hazards inherent in the contract land drilling business, including the risks of:

•	blowouts;

•	fires and explosions;

•	loss of well control;

•	collapse of the borehole;

•	lost or stuck drill strings; and

•	damage or loss from natural disasters.

Any of these hazards can result in substantial liabilities or losses to us from, among other things:

•	suspension of drilling operations;

•	damage to, or destruction of, our property and equipment and that of others;

•	personal injury and loss of life;

•	damage to producing or potentially productive oil and natural gas formations through which we drill; and

•	environmental damage.

We seek to protect ourselves from some but not all operating hazards through insurance coverage. However, some risks are either not insurable or insurance is available only at rates that we consider uneconomical. Those risks include pollution liability in excess of relatively low limits. Depending on competitive conditions and other factors, we attempt to obtain contractual protection against uninsured operating risks from our customers. However, customers who provide contractual indemnification protection may not in all cases maintain adequate insurance to support their indemnification obligations. Our insurance or indemnification arrangements may not adequately protect us against liability or loss from all the hazards of our operations. The occurrence of a significant event that we have not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to us could materially and adversely affect our results of operations and financial condition. Furthermore, we may be unable to maintain adequate insurance in the future at rates we consider reasonable.

We face increased exposure to operating difficulties because we primarily focus on drilling for natural gas.

A majority of our drilling contracts are with exploration and production companies in search of natural gas. Drilling on land for natural gas generally occurs at deeper drilling depths than drilling for oil. Although deep-depth drilling exposes us to risks similar to risks encountered in shallow-depth drilling, the magnitude of the risk for deep-depth drilling is greater because of the higher costs and greater complexities involved in drilling deep wells. We generally enter into International Association of Drilling Contractors contracts that contain “day work” indemnification language that transfers responsibility for down hole exposures such as blowout and fire to the operator, leaving us responsible only for damage to our rig and our personnel. If we do not adequately insure the risk from blowouts or if our contractual indemnification rights are insufficient or unfulfilled, our profitability and other results of operation and our financial condition could be adversely affected in the event we encounter blowouts or other significant operating difficulties while drilling at deeper depths. If our primary focus shifts from drilling for customers in search of natural gas to drilling for customers in search of oil, the majority of our rig fleet would be disadvantaged in competing for new oil drilling projects as compared to competitors that primarily use shallower drilling depth rigs when drilling in search of oil.

Our operations are subject to various laws and governmental regulations that could restrict our future operations and increase our operating costs.

Many aspects of our operations are subject to various federal, state and local laws and governmental regulations, including laws and regulations governing:

•	environmental quality;

•	pollution control;

•	remediation of contamination;

•	preservation of natural resources; and

•	worker safety.

Our operations are subject to stringent federal, state and local laws and regulations governing the protection of the environment and human health and safety. Several such laws and regulations relate to the disposal and discharge of hazardous oilfield waste and other waste material into the environment. Several such laws also require removal and remedial action and other cleanup under certain circumstances, commonly regardless of fault. These laws and regulations may require the acquisition of permits before drilling commences and may restrict the types, quantities, concentrations and control of substances that can be released into the environment. Planning, implementation and maintenance of protective measures are required to prevent accidental discharges. Spills of oil, natural gas liquids, drilling fluids and other substances may subject us to penalties and cleanup requirements. Handling, storage and disposal of both hazardous and non-hazardous wastes are also subject to these regulatory requirements. In addition, our operations are often conducted in or near ecologically sensitive areas, which are subject to special protective measures and which may expose us to additional operating costs and liabilities for accidental discharges of oil, natural gas, drilling fluids, contaminated water or other substances or for noncompliance with other aspects of applicable laws and regulations.

The federal Clean Water Act, as amended by the Oil Pollution Act, the federal Clean Air Act, the federal Resource Conservation and Recovery Act, the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, the Safe Drinking Water Act, the Occupational Safety and Health Act, or OSHA, and their state counterparts and similar statutes are the primary vehicles for imposition of such requirements and for civil, criminal and administrative penalties and other sanctions for violation of their requirements. The OSHA hazard communication standard, the Environmental Protection Agency “community right-to-know” regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require us to organize and report information about the hazardous materials we use in our operations to employees, state and local government authorities and local citizens. In addition, CERCLA, also known as the “Superfund” law, and similar state statutes impose strict liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered responsible for the release or threatened release of hazardous substances into the environment. These persons include the current owner or operator of a facility where a release has occurred the owner or operator of a facility at the time a release occurred, and companies that disposed of or arranged for the disposal of hazardous substances found at a particular site. This liability may be joint and several. Such liability, which may be imposed for the conduct of others and for conditions others have caused, includes the cost of removal and remedial action as well as damages to natural resources. Few defenses exist to the liability imposed by environmental laws and regulations. It is also not uncommon for third parties to file claims for personal injury and property damage caused by substances released into the environment.

Environmental laws and regulations are complex and subject to frequent changes. Failure to comply with governmental requirements or inadequate cooperation with governmental authorities could subject a responsible party to administrative, civil or criminal action. We may also be exposed to environmental or other liabilities originating from businesses and assets that we acquired from others. Compliance with applicable environmental laws and regulations has not, to date, materially affected our capital expenditures, earnings or competitive position, although compliance measures have added to our costs of operating drilling equipment. We do not expect to incur material capital expenditures in our next fiscal year in order to comply with current or reasonably anticipated environment control requirements. However, our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of regulatory noncompliance or contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate.

In addition, our business depends on the demand for land drilling services from the oil and natural gas industry and, therefore, is affected by tax, environmental and other laws relating to the oil and natural gas industry generally, by changes in those laws and by changes in related administrative regulations. It is possible that these laws and regulations may in the future add significantly to our operating costs or those of our customers or otherwise directly or indirectly affect our operations.

We rely on a few key employees whose absence or loss could disrupt our operations resulting in a loss of revenues.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services, particularly the loss of our President and Chief Operating Officer, Steven C. Hale, could disrupt our operations resulting in a loss of revenues. We do not have an employment contract with any of our executives, with the exception of Mr. Hale, and he is not restricted from competing with us if he ceases to be employed by us. Additionally, as a practical matter, any employment agreement we may enter into will not assure the retention of our employees. In addition, we do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

We may be unable to attract and retain qualified, skilled employees necessary to operate our business.

Our success depends in large part on our ability to attract and retain skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees could impair our ability to manage and maintain our business. We require skilled employees who can perform physically demanding work. Shortages of qualified personnel are occurring in our industry. As a result of the volatility of the oil and natural gas industry and the demanding nature of the work, potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. If we should suffer any material loss of personnel to competitors or be unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our equipment, our operations could be materially and adversely affected. With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers from other fields and to retain our current employees. If we are not able to increase our service rates to our customers to compensate for wage-rate increases, our profitability and other results of operations may be adversely affected.

Shortages in equipment supplies could limit our drilling operations and jeopardize our relations with customers.

The materials and supplies we use in our drilling operations include fuels to operate our drilling equipment, drilling mud, drill pipe, drill collars, drill bits and cement. Shortages in equipment supplies could limit our drilling operations and jeopardize our relations with customers. We do not rely on a single source of supply for any of these items. From time to time there have been shortages of drilling equipment and supplies during periods of high demand which we believe could reoccur. Shortages could result in increased prices for drilling equipment or supplies that we may be unable to pass on to customers. In addition, during periods of shortages, the delivery times for equipment and supplies can be substantially longer. Any significant delays in our obtaining drilling equipment or supplies could limit drilling operations and jeopardize our relations with customers. In addition, shortages of drilling equipment or supplies could delay and adversely affect our ability to obtain new contracts for our rigs, which could negatively impact our revenues and profitability.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with Section 404 or if the costs related to compliance are significant, our profitability, stock price and results of operations and financial condition could be materially adversely affected.

We will be required to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 as of December 31, 2006. Section 404 requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls and management’s assessment of those controls. We are currently evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review.

We believe that the out-of-pocket costs, the diversion of management’s attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. If the time and costs associated with such compliance exceed our current expectations, our profitability could be affected.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our auditors will not identify material weaknesses in internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our auditors identify and report such material weakness, the accuracy and timeliness of the filing of our annual and quarterly reports may be negatively affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could negatively impact our business, profitability and financial condition.

Risks Related to this Offering and Our Common Stock

Our largest stockholder controls a significant percentage of our common stock, and its interests may conflict with those of our other stockholders.

Upon completion of this offering, Wexford will beneficially own approximately 73% of our common stock, or approximately 70% if the underwriters exercise their overallotment option in full. As a result, Wexford will continue to be able to exercise significant influence, and in most cases control over matters requiring stockholder approval, including the election of directors, changes to our charter documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of Wexford with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Wexford’s continued concentrated ownership will make it impossible for another company to acquire us and for you to receive any related takeover premium for your shares unless Wexford approves the acquisition.

Since we are a “controlled company” for purposes of The Nasdaq National Market’s corporate governance requirements, our stockholders will not have, and may never have the protections that these corporate governance requirements are intended to provide.

Since we are a “controlled company” for purposes of The Nasdaq National Market’s corporate governance requirements, we are not required to comply with the provisions requiring that a majority of our directors be independent, the compensation of our executives be determined by independent directors or nominees for election to our board of directors be selected by independent directors. As a result, our stockholders will not have, and may never have, the protections that these rules are intended to provide. The board of directors has determined that David L. Houston, Michael O. Thompson and Phillip Lancaster are independent under The Nasdaq National Market listing standards.

We rely upon Gulfport Energy Corporation to provide us with administrative services. Gulfport is an affiliate of ours and conflicts of interest may arise. Further, the unexpected loss of these services could negatively impact our operations.

Historically, we have outsourced a significant portion of our administrative functions to Gulfport Energy Corporation and will continue to do so pursuant to an administrative services agreement we entered into with Gulfport effective April 1, 2005. Under this agreement, Gulfport’s services for us include accounting, human resources, legal and technical support. In return for the services rendered by Gulfport, we have agreed to pay Gulfport an annual fee of approximately $414,000 payable in equal monthly installments during the term of this agreement. In addition, we will continue to lease approximately 1,100 square feet of office space from Gulfport for our headquarters. We will pay Gulfport annual rent of approximately $20,900 payable in equal monthly installments. The services being provided to us and the fees for those services can be amended by mutual agreement of the parties. Two of our directors, Mike Liddell and David L. Houston, are also directors of Gulfport and Mr. Liddell is the Chief Executive Officer of Gulfport. This may create conflicts of interest because these individuals have responsibilities to Gulfport and its stockholders, including Wexford, which is Gulfport’s largest stockholder. Their duties as directors or officers of Gulfport may conflict with their duties as directors of our company regarding business dealings between Gulfport and us and other matters. The resolution of these conflicts may not always be in our or our stockholders’ best interests. The administrative services agreement has a three-year term, and upon expiration, it will continue on a month-to-month basis until cancelled by either party with at least 30 days prior written notice. The administrative services agreement is terminable (1) by us at any time with at least 30 days prior written notice to Gulfport and (2) by either party if the other party is in material breach and such breach has not been cured within 30 days of receipt of written notice of such breach. Although we believe that if this agreement was terminated we could, over time, replace the required personnel and acquire the accounting and reporting systems and other assets necessary to replace Gulfport, an unanticipated loss of these personnel and systems could negatively impact our business. Further, the fees for such services were arrived at through negotiations between us and Gulfport. Although we believe the fees are reasonable, we have not determined whether unrelated third parties could provide comparable services at a lower cost. See “Certain Relationships and Related Party Transactions – Administrative Services Agreement and Lease of Space” for further discussion of the administrative services agreement.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the NASD. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If the price of our common stock fluctuates significantly, your investment could lose value.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock quoted on The Nasdaq National Market, we cannot assure you that an active public market will develop for our common stock or that our common stock will trade in the public market subsequent to this offering at or above the initial public offering price. If an active public market for our common stock does not develop, the trading price and liquidity of our common stock will be materially and adversely affected. If there is a thin trading market or “float” for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, investors may be unable to liquidate their investment in us. The initial offering price, which will be negotiated between us and the underwriters, may not be indicative of the trading price for our common stock after this offering. In addition, the stock market is subject to significant price and volume fluctuations, and the price of our common stock could fluctuate widely in response to several factors, including:

•	our quarterly operating results;

•	changes in our earnings estimates;

•	additions or departures of key personnel;

•	changes in the business, earnings estimates or market perceptions of our competitors;

•	changes in general market or economic conditions; and

•	announcements of legislative or regulatory change.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company and these fluctuations could materially reduce our stock price.

The market price of our common stock could decline following sales of substantial amounts of our common stock in the public markets.

If a large number of shares of our common stock are sold in the open market after this offering, the trading price of our common stock could decrease. After this offering, we will have an aggregate of 81,440,000 shares of our common stock authorized but unissued and not reserved for specific purposes. In general, we may issue all of these shares without any approval by our stockholders. We may pursue acquisitions and may issue shares of our common stock in connection with these acquisitions.

Bronco Drilling Holdings, L.L.C., an entity controlled by Wexford, will own approximately 73% of our common stock after this offering (approximately 70% if the underwriters exercise their overallotment option in full). In connection with our merger, we intend to enter into a registration rights agreement with Bronco Drilling Holdings. Under the registration rights agreement, Bronco Drilling Holdings will have three demand registration rights, as well as “piggyback” registration rights. Such sales by Bronco Drilling Holdings, sales by other securityholders or the perception that such sales might occur could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities. See “Securities Eligible for Future Sale – Registration Rights” for further information regarding Bronco Drilling Holdings’ registration rights.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

Purchasers of our common stock in this offering will experience an immediate, substantial dilution of $8.68 per share of common stock because the price per share of common stock in this offering is substantially higher than the net tangible book value of each share of common stock outstanding immediately after this offering. Our net tangible book value as of March 31, 2005 on a pro forma basis after giving effect to the merger and the issuance of common stock in this offering and the application of proceeds therefrom is approximately $114.2 million, or $6.32 per share of common stock. Purchasers of our common stock in this offering will have paid 59% of the total consideration we will have received from our capital stock since our inception, but will own only 26% of our outstanding common stock. In addition, purchasers may experience further dilution from issuances of shares of our common stock in the future. See “Dilution.”

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Provisions in our organizational documents could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders.

The existence of some provisions in our organizational documents could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders. Our certificate of incorporation and bylaws contain provisions that may make acquiring control of our company difficult, including:

•	provisions regulating the ability of our stockholders to nominate directors for election or to bring matters for action at annual meetings of our stockholders;

•	limitations on the ability of our stockholders to call a special meeting and act by written consent;

•	the authorization given to our board of directors to issue and set the terms of preferred stock; and

•	limitations on the ability of our stockholders from removing our directors without cause.

We do not intend to pay cash dividends on our common stock in the foreseeable future, and therefore only appreciation of the price of our common stock will provide a return to our stockholders.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. In addition, the terms of our credit facilities prohibit us from paying dividends and making other distributions. As a result, only appreciation of the price of our common stock, which may not occur, will provide a return to our stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control.

Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $65 million from our sale of 4,700,000 shares of common stock in this offering, or approximately $73 million if the underwriters exercise their overallotment option in full, based upon an estimated public offering price of $15.00 per share (the mid-point of the range set forth on the cover of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any of the net proceeds from the sale of the shares by the selling stockholder if the underwriters exercise their overallotment option.

We expect to use the net proceeds from this offering:

•	to repay $13.0 million in principal amount plus accrued and unpaid interest under our loan from Alpha Investors LLC, an entity controlled by Wexford. The outstanding principal balance of the loan plus accrued but unpaid interest must be repaid in full upon earlier to occur of the completion of this offering and the maturity of the loan on July 1, 2006. Borrowings under our loan with Alpha bear interest at a rate equal to LIBOR plus 5% until September 30, 2005 (effective rate of 8.11% when the loan was made on June 30, 2005), and thereafter at a rate equal to LIBOR plus 7.5%. Borrowings under this loan were incurred on June 30, 2005 in connection with our purchase of all the membership interests in Strata Drilling, L.L.C. and Strata Property, L.L.C. and a related rig yard;

•	to repay $5.0 million in principal amount plus accrued but unpaid interest under our revolving credit facility with Solitair LLC, an entity controlled by Wexford. The outstanding principal balance bears interest at a rate equal to LIBOR plus 5.0% (effective rate of 7.69% at March 31, 2005). Payment of principal and accrued but unpaid interest is due on the maturity date of the credit facility which is the later of (1) six months after the actual maturity date of our credit facility with GECC and (2) December 1, 2010. Borrowings under this credit facility were used primarily for the refurbishment of our rig fleet. See “Certain Relationships and Related Party Transactions – Credit Facilities” for further information regarding the Alpha loan and Solitair credit facility; and

•	together with cash from operations, to refurbish rigs in our inventory at estimated costs ranging from $4.1 million to $6.8 million per rig and for general corporate purposes, which may include the purchase of additional rigs. We plan on refurbishing six additional inventoried rigs during the balance of 2005 and six inventoried rigs during 2006. Initially, we intend to focus our refurbishment efforts on our higher horsepower rigs. The amounts and timing of our actual expenditures will depend upon market and other factors.

Pending the use of the remaining net proceeds for refurbishment and general corporate purposes, we may repay a portion or all of our outstanding borrowings under one or more of the following credit facilities:

•	Our credit facility with General Electric Capital Corporation, or GECC, provides for a series of term loans up to a maximum amount of $25.5 million which bear interest at a rate equal to the London Interbank Offered Rate, or LIBOR, plus 5.0% (effective rate of 7.69% at March 31, 2005) and are secured by substantially all of our property and assets, including our drilling rigs and associated equipment, but excluding cash and accounts receivable. Payments of principal and accrued but unpaid interest are due on the first day of each month. The credit facility matures on October 1, 2010. Our outstanding balance under this credit facility was $15.4 at March 31, 2005 and $19.5 million at June 30, 2005. Borrowings under this credit facility were used primarily for the refurbishment of our rig fleet.

•

Our line of credit with International Bank of Commerce, as amended to date, has a borrowing base of the lesser of $3.0 million or 80% of current receivables. Borrowings under this line bear interest at a rate equal to the greater of 4.0% or JPMorgan Chase prime (effective rate of 5.75% at March 31, 2005) and are guaranteed by entities controlled by Wexford. Accrued but unpaid interest is payable monthly. The line of credit matures on November 1, 2005. Borrowings under this line of credit were used primarily for the refurbishment of our rig fleet. At March 31, and June 30, 2005, our outstanding borrowings under this line of credit were $2.5 million, respectively. See “Certain Relationships and Related Party Transactions – Credit Facilities” for further information regarding the guaranties.

In connection with the consummation of this offering, we expect to enter into a new senior secured revolving credit facility. The new credit facility would be used to refinance existing indebtedness, fund the refurbishment and repair of inventoried rigs and fund future rig acquisitions and working capital requirements. However, we have not received a commitment from a financial institution with respect to such a facility, and we can give you no assurance that we will receive such a commitment or if we do, that it will be on favorable terms.

DIVIDEND POLICY

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. In addition, the terms of our credit facilities prohibit us from paying dividends and making other distributions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to our conversion from an Oklahoma limited liability company to a taxable Delaware corporation; and

•	on a pro forma as adjusted basis to give effect to (1) our conversion from an Oklahoma limited liability company to a taxable Delaware corporation, (2) the Strata acquisitions described in note (1) below, (3) our additional borrowings of $2.0 million under our revolving credit agreement with Solitair subsequent to March 31, 2005, (4) the sale of shares of common stock by us in this offering at an assumed initial public offering price of $15.00 per share (the mid-point of the range set forth on the cover of this prospectus), our receipt of the estimated $65 million of net proceeds from such sale, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of those net proceeds as described under the caption “Use of Proceeds” and (4) certain payments made by our largest stockholder to Steven C. Hale as described in note (2) below.

You should read the information in this table in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$749	$749	$47,649

Total debt (including current maturities) (1)	$20,900	$20,900	$22,900
Members’ equity	53,149	—	—
Stockholders’ equity (deficit):
Common stock, par value $.01; 0 shares authorized and 100 shares issued and outstanding actual; 100,000,000 shares authorized and 13,360,000 shares issued and outstanding pro forma; 100,000,000 shares authorized and 18,060,000 shares issued and outstanding pro forma as adjusted	—	134	181
Additional paid-in capital (2)	—	53,015	122,015
Accumulated deficit (2)(3)	—	(4,031)	(8,031)

Total stockholders’ equity	—	49,118	114,165

Total capitalization	$74,049	$70,018	$137,065

(1)	In July 2005, we acquired all of the membership interest in Strata Drilling, L.L.C. and Strata Property, L.L.C. and a related rig yard for an aggregate of $20.0 million, of which $13.0 million was paid in cash and $7.0 million was paid in the form of promissory notes issued to the sellers. We funded the cash portion of the purchase price with a $13.0 million loan from Alpha Investors LLC, an entity controlled by Wexford. We intend to use a portion of the net proceeds from this offering to repay this loan in full.

(2)

Under the terms of an agreement between Bronco Drilling Holdings, L.L.C. and Steven C. Hale, our President and Chief Operating Officer, following successful completion of this offering Mr. Hale will be entitled to receive the sum of $2.0 million and shares of our common stock having a market value of $2.0 million based on the initial public offering price. These payments will be made by Bronco Drilling Holdings and not by us. We will account for these payments as a capital contribution to us in the amount of $4.0 million and compensation expense in the amount of $4.0 million in the period that the obligation is incurred.

(3)	A one-time charge to operations will be made in the amount of approximately $4.0 million to recognize deferred taxes upon our change in tax status as a result of the merger.

The number of shares of our common stock to be outstanding immediately after this offering excludes 390,000 shares of our common stock issuable upon the exercise of options to be outstanding upon completion of this offering, at an exercise price per share equal to the offering price set forth on the cover of this prospectus.

DILUTION

Our reported net tangible book value as of March 31, 2005 was $49.1 million, or $3.68 per share of common stock, based upon 13,360,000 shares outstanding as of that date after giving pro forma effect to the merger. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which equals total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding as of March 31, 2005 after giving pro forma effect to the merger. Assuming the sale by us of 4,700,000 shares of common stock offered in this offering at an estimated initial public offering price of $15.00 per share (the mid-point of the range set forth on the cover of this prospectus) and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of March 31, 2005 after giving pro forma effect to the merger would have been $114.2 million, or $6.32 per share of common stock. This represents an immediate increase in the net tangible book value of $2.64 per share to our existing stockholder and an immediate dilution in the net tangible book value of $8.68 per share to new investors.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$15.00
Net tangible book value per share as of March 31, 2005	$3.68
Increase per share attributable to new investors	$2.64
As adjusted net tangible book value per share after the offering		$6.32
Dilution per share to new investors		$8.68

The following table sets forth, as of March 31, 2005 after giving pro forma effect to the merger, the total consideration paid and the average price per share paid by our existing stockholder and by new investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us at an assumed initial public offering price of $15.00 per share.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholder	13,360,000	74%	$49,118,000	41%	$3.68
New investors	4,700,000	26	70,500,000	59	15.00

Total	18,060,000	100.0%	$119,618,000	100.0%

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth our selected historical financial data as of and for each of the years and interim periods indicated. We derived the selected historical financial data as of and for each of the years ended 2004, 2003 and 2002 from our historical audited consolidated financial statements. We derived the selected historical financial data as of and for the year ended 2001 and the unaudited interim periods indicated from our historical unaudited consolidated financial statements. The interim unaudited information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the three months ended March 31, 2005 are not necessarily indicative of results that may be expected for the entire year 2005. You should review this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated historical financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001(1)
	(Unaudited)					(Unaudited)
	(In thousands, except per share amounts)
Consolidated Statements of Operations Information:
Contract drilling revenues	$8,617	$3,677	$21,873	$12,533	$3,115	$592
Costs and expenses:
Contract drilling	5,867	3,082	17,948	10,431	3,239	711
Depreciation	1,361	675	3,695	1,985	1,122	145
General and administrative	619	393	2,436	1,332	676	174

Total operating costs and expenses	7,847	4,150	24,079	13,748	5,037	1,030

Income (loss) from operations	770	(473)	(2,206)	(1,215)	(1,922)	(438)

Other income (expense):
Interest expense	(58)	—	(285)	(21)	—	—
Interest income	4	2	10	3	5	2

Total other income (expense)	(54)	2	(275)	(18)	5	2

Income (loss) before income taxes	716	(471)	(2,481)	(1,233)	(1,917)	(436)
Deferred tax expense (benefit)	(115)	(28)	285	317	—	—

Net income (loss)	$831	$(443)	$(2,766)	$(1,550)	$(1,917)	$(436)

Pro Forma C Corporation Data: (2)
Historical income (loss) from operations before income taxes	$716	$(471)	$(2,481)	$(1,233)	$(1,917)	$(436)
Pro forma provision (benefit) for income taxes attributable to operations	270	(175)	(936)	(465)	(723)	(165)

Pro forma income (loss) from operations	$446	$(296)	$(1,545)	$(768)	$(1,194)	$(271)

Pro forma income (loss) per common share—basic and diluted	$0.03	$(0.02)	$(0.12)	$(0.06)	$(0.09)	$(0.02)
Weighted average pro forma shares outstanding—basic and diluted	13,360	13,360	13,360	13,360	13,360	13,360

Other Financial Data:
Calculation of EBITDA:
Net income (loss)	$831	$(443)	$(2,766)	$(1,550)	$(1,917)	$(436)
Interest expense	58	—	285	21	—	—
Deferred tax expense (benefit)	(115)	(28)	285	317	—	—
Depreciation	1,361	675	3,695	1,985	1,122	145

EBITDA(3)	$2,135	$204	$1,499	$773	$(795)	$(291)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001(1)
	(Unaudited)					(Unaudited)
	(In thousands)
Consolidated Cash Flow Information:
Net cash provided (used) by:
Operating activities	$2,983	$1,144	$2,364	$(1,914)	$(890)	$(447)
Investing activities(4)	(7,663)	(4,745)	(19,511)	(4,846)	(12,879)	(2,522)
Financing activities	4,290	2,750	16,622	7,798	14,103	3,260

	At March 31,		At December 31,
	2005	2004	2004	2003	2002	2001
	(Unaudited)					(Unaudited)
	(In thousands)
Consolidated Balance Sheet Information:
Total current assets	$9,034	$4,478	$8,118	$5,682	$1,495	$608
Total assets	98,328	74,736	90,143	71,920	15,629	2,985
Total debt(5)	20,900	7,050	18,100	4,300	—	—
Total liabilities	45,179	24,477	39,340	21,218	620	161
Total members’ equity	53,149	50,259	50,803	50,702	15,009	2,824

(1)	We were formed in June 2001 and purchased one stacked 650-horsepower rig that we refurbished and deployed. We began drilling in September 2001, and our selected consolidated historical financial data for the year ended 2001 only reflects operating activity from that date.

(2)	Prior to our merger, we were a limited liability company treated as a partnership for federal income tax purposes. As a result, essentially all of our taxable earnings and losses were passed through to our members, and we did not pay federal income taxes at the entity level. Historical income taxes consist mainly of deferred income taxes on a taxable subsidiary, Elk Hill Drilling, Inc. Contemporaneously with the closing of this offering, we will become a C corporation in a transaction in which Bronco Drilling Company, L.L.C., our predecessor company, merges with Bronco Drilling Company, Inc., a newly-formed Delaware corporation. For comparative purposes, we have included a pro forma provision (benefit) for income taxes assuming we had been taxed as a C corporation in all periods prior to the merger.

(3)	EBITDA is a non-GAAP financial measure equal to net income (loss), the most directly comparable GAAP financial measure, plus interest expense, deferred tax expense (benefit) and depreciation. We have presented EBITDA because we use EBITDA as an integral part of our internal reporting to measure our performance and to evaluate the performance of our senior management. We consider EBITDA to be an important indicator of the operational strength of our business. EBITDA eliminates the uneven effect of considerable amounts of non-cash depreciation and amortization. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets and the impact of related impairments through other financial measures, such as capital expenditures, investment spending and return on capital. Therefore, we believe that EBITDA provides useful information to our investors regarding our performance and overall results of operations. EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, EBITDA is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The EBITDA measure presented in this prospectus may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

(4)	In August 2003, we acquired 22 drilling rigs and drilling rig structures and components for an aggregate of $49.0 million. These transactions were funded directly by our equity holders. Accordingly, they have been accounted for as acquisitions by our equity holders followed by their contribution to us of the acquired assets. As a result, net cash used in investing activities for 2003 does not include the $33.5 million cash portion of the acquisition cost. See Note B to our consolidated financial statements appearing elsewhere in this prospectus.

(5)	In July 2005, we acquired all of the membership interests in Strata Drilling, L.L.C. and Strata Property, L.L.C. and a related rig yard for an aggregate of $20.0 million, of which $13.0 million was paid in cash and $7.0 million was paid in the form of promissory notes issued to the sellers. We funded the cash portion of the purchase price with a $13.0 million loan from Alpha Investors LLC, an entity controlled by Wexford. Since the Strata acquisitions occurred after March 31, 2005, the $20.0 million of debt associated with the Strata acquisitions is not included in this table.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations and estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Company Overview

We earn our contract drilling revenues by drilling oil and natural gas wells for our customers. A majority of our wells have been drilled in search of natural gas, which is the primary focus of our customers. We obtain our contracts for drilling oil and natural gas wells either through competitive bidding or through direct negotiations with customers. Our drilling contracts generally provide for compensation on either a daywork or footage basis. We have not historically entered into turnkey contracts and do not intend to enter into them, subject to changes in market conditions, although it is possible that we may acquire such contracts in connection with future acquisitions. Contract terms we offer generally depend on the complexity and risk of operations, the on-site drilling conditions, the type of equipment used and the anticipated duration of the work to be performed. Although we are currently operating one of our rigs under an agreement with a two-year term, our contracts generally provide for the drilling of a single well and typically permit the customer to terminate on short notice.

A significant performance measurement in our industry is operating rig utilization. We compute operating rig utilization rates by dividing revenue days by total available days during a period. Total available days are the number of calendar days during the period that we have owned the operating rig. Revenue days for each operating rig are days when the rig is earning revenues under a contract, i.e. when the rig begins moving to the drilling location until the rig was released from the contract. On daywork contracts, during the mobilization period we typically earn a fixed amount of revenue based on the mobilization rate stated in the contract. We begin earning our contracted daywork rate when we begin drilling the well. Occasionally, in periods of increased demand, some of our contracts will provide for the trucking costs to be paid by the customer, and we will receive a reduced dayrate during the mobilization period.

For the three months ended March 31, 2005 and 2004 and years ended December 31, 2004, 2003 and 2002, our rig utilization rates, revenue days and average number of operating rigs were as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002
Utilization rates	93%	71%	81%	76%	58%
Revenue days	928	524	2,733	1,898	500
Average number of operating rigs	11	8	9	7	2

The annual increases in the number of revenue days in each of 2004, 2003 and 2002 and the period-to-period increase in the quarter ended March 31, 2005 as compared to the same quarter in 2004 are attributable to the increases in the size of our operating rig fleet and improvements in our rig utilization rate due to improved market conditions. Based on current market conditions, we anticipate continued growth in revenue days and stable to improving utilization rates for the balance of 2005.

We devote substantial resources to maintaining, upgrading and expanding our rig fleet. During 2004, we completed the refurbishment of four rigs, which contributed to an increase in revenue days and utilization rates.

We have completed the refurbishment of one rig to date in 2005 and plan on completing the refurbishment of six additional inventoried rigs during the balance of 2005. We plan on refurbishing six inventoried rigs during 2006.

Market Conditions in Our Industry

The United States contract land drilling services industry is highly cyclical. Volatility in oil and natural gas prices can produce wide swings in the levels of overall drilling activity in the markets we serve and affect the demand for our drilling services and the dayrates we can charge for our rigs. The availability of financing sources, past trends in oil and natural gas prices and the outlook for future oil and natural gas prices strongly influence the number of wells oil and natural gas exploration and production companies decide to drill.

The following table depicts the prices for near month delivery contracts for crude oil and natural gas as traded on the NYMEX, as well as the most recent Baker Hughes domestic land rig count, on the dates indicated:

	At March 31, 2005	At December 31,
		2004	2003	2002
Crude oil (Bbl)	$55.40	$43.45	$32.52	$31.20
Natural gas (MMbtu)	$ 7.65	$ 6.15	$ 6.19	$ 4.79
U.S. land rig count	1,208(1)	1,117	1,003	728(2)

(1)	As of March 25, 2005.
(2)	As of December 27, 2002.

On July 8, 2005, the closing prices for near month delivery contracts for crude oil and natural gas as traded on the NYMEX were $59.63 per barrel and $7.47 per MMbtu, respectively. The Baker Hughes domestic land rig count as of July 8, 2005 was 1,268. Baker Hughes is a large oil field services firm that has issued the rotary rig counts as a service to the petroleum industry since 1944.

We believe capital spent on incremental natural gas production will be driven by an increase in hydrocarbon demand as well as shortages in supply of natural gas. The Energy Information Administration recently estimated that U.S. consumption of natural gas exceeded domestic production by 17% in 2004 and forecasts that U.S. consumption of natural gas will exceed U.S. domestic production by 24% in 2010. Most of this difference is expected to be driven by the growth in consumption by electric power generators, as a significant amount of natural gas-fired power generation capacity has been constructed within the last five years and older, less-efficient power generation capacity, not fired by natural gas, is expected to be decommissioned. In addition, a study published by the National Petroleum Council in September 2003 concluded from drilling and production data over the preceding ten years that average “initial production rates from new wells have been sustained through the use of advanced technology; however, production declines from these initial rates have increased significantly; and recoverable volumes from new wells drilled in mature producing basins have declined over time.” The report went on to state that “without the benefit of new drilling, indigenous supplies have reached a point at which U.S. production declines by 25% to 30% each year” and predicted that in ten years eighty percent of gas production “will be from wells yet to be drilled.” We believe all of these factors tend to support a higher natural gas price environment, which should create strong incentives for oil and natural gas exploration and production companies to increase drilling activity in the U.S. Consequently, these factors may result in higher rig dayrates and rig utilization.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting policies that are described in the notes to our consolidated financial statements. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our judgments and estimates in determining our financial condition and operating results. Estimates are based upon information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management’s most subjective judgments. The most critical accounting policies and estimates are described below.

Revenue and Cost Recognition—We earn our revenues by drilling oil and natural gas wells for our customers under daywork or footage contracts, which usually provide for the drilling of a single well. We recognize revenues on daywork contracts for the days completed based on the dayrate each contract specifies. Revenues on daywork contracts are recognized based on the days completed at the dayrate each contract specifies. Mobilization revenues and costs are deferred and recognized over the term of the related drilling contract. Individual contracts are usually completed in less than 120 days. We follow the percentage-of-completion method of accounting for footage contract drilling arrangements. Under this method, drilling revenues and costs related to a well in progress are recognized proportionately over the time it takes to drill the well. Percentage of completion is determined based upon the amount of expenses including mobilization costs incurred through the measurement date as compared to total estimated expenses including mobilization costs to be incurred drilling the well. Under the percentage-of-completion method, management estimates are relied upon in the determination of the total estimated expenses to be incurred drilling the well. When estimates of revenues and expenses indicate a loss on a contract, the total estimated loss is accrued.

Our management has determined that it is appropriate to use the percentage-of-completion method to recognize revenue on our footage contracts which is the predominant practice in the industry. Although our footage contracts do not have express terms that provide us with rights to receive payment for the work that we perform prior to drilling wells to the agreed upon depth, we use this method because, as provided in applicable accounting literature, we believe we achieve a continuous sale for our work-in-progress and we believe, under applicable state law, we ultimately could recover the fair value of our work-in-progress even in the event we were unable to drill to the agreed upon depth in breach of the applicable contract. However, ultimate recovery of that value, in the event we were unable to drill to the agreed upon depth in breach of the contract, would be subject to negotiations with the customer and the possibility of litigation.

We are entitled to receive payment under footage contracts when we deliver to our customer a well completed to the depth specified in the contract, unless the customer authorizes us to drill to a shallower depth. Since inception, we have completed all our footage contracts. Although our initial cost estimates for footage contracts do not include cost estimates for risks such as stuck drill pipe or loss of circulation, we believe that our experienced management team, our knowledge of geologic formations in our areas of operations, the condition of our drilling equipment and our experienced crews enable us to make reasonably dependable cost estimates and complete contracts according to our drilling plan. While we do bear the risk of loss for cost overruns and other events that are not specifically provided for in our initial cost estimates, our pricing of footage contracts takes such risks into consideration. When we encounter, during the course of our drilling operations, conditions unforeseen in the preparation of our original cost estimate, we immediately adjust our cost estimate for the additional costs to complete the contracts. If we anticipate a loss on a contract in progress at the end of a reporting period due to a change in our cost estimate, we immediately accrue the entire amount of the estimated loss, including all costs that are included in our revised estimated cost to complete that contract, in our consolidated statement of operations for that reporting period. During 2004, we experienced losses on two of the 11 footage contracts we completed, with aggregate losses of approximately $200,000. We are more likely to encounter losses on footage contracts in years in which revenue rates are lower for all types of contracts.

Revenues and costs during a reporting period could be affected by contracts in progress at the end of a reporting period which have not been completed before our financial statements for that period are released. All of our footage contracts in progress at December 31, 2004 were completed prior to the release of our financial statements for the year ended December 31, 2004 included in this prospectus. At March 31, 2005, our contract drilling in progress totaled approximately $1.8 million, all of which relates to the revenue recognized but not yet billed on daywork contracts in progress at March 31, 2005.

We accrue estimated contract costs on footage contracts for each day of work completed based on our estimate of the total costs to complete the contract divided by our estimate of the number of days to complete the contract. Contract costs include labor, materials, supplies, repairs and maintenance, operating overhead allocations and allocations of depreciation and amortization expense. In addition, the occurrence of uninsured or under-insured losses or operating cost overruns on our footage contracts could have a material adverse effect on our financial position and results of operations. Therefore, our actual results could differ significantly if our cost estimates are later revised from our original estimates for contracts in progress at the end of a reporting period which were not completed prior to the release of our financial statements.

Accounts Receivable—We evaluate the creditworthiness of our customers based on their financial information, if available, information obtained from major industry suppliers, current prices of oil and natural gas and any past experience we have with the customer. Consequently, an adverse change in those factors could affect our estimate of our allowance for doubtful accounts. In some instances, we require new customers to establish escrow accounts or make prepayments. We typically invoice our customers at 30-day intervals during the performance of daywork contracts and upon completion of the daywork contract. Footage contracts are invoiced upon completion of the contract. Our typical contract provides for payment of invoices in 10 to 30 days. We generally do not extend payment terms beyond 30 days and have not extended payment terms beyond 60 days for any of our contracts in the last three years. We established an allowance for doubtful accounts of $146,000 at December 31, 2004. Any allowance established is subject to judgment and estimates made by management. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss history, our customer’s current ability to pay its obligation to us and the condition of the general economy and the industry as a whole. We write off specific accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

If a customer defaults on its payment obligation to us under a footage contract, we would need to rely on applicable law to enforce our lien rights, because our footage contracts do not expressly grant to us a security interest in the work we have completed under the contract and we have no ownership rights in the work-in-progress or completed drilling work, except any rights arising under the applicable lien statute on foreclosure. If we were unable to drill to the agreed on depth in breach of the contract, we might also need to rely on equitable remedies outside of the contract, including quantum meruit, available in applicable courts to recover the fair value of our work-in-progress under a footage contract.

Asset Impairment and Depreciation—We assess the impairment of property and equipment whenever events or circumstances indicate that the carrying value may not be recoverable. Factors that we consider important and which could trigger an impairment review would be our customers’ financial condition and any significant negative industry or economic trends. More specifically, among other things, we consider our contract revenue rates, our rig utilization rates, cash flows from our drilling rigs, current oil and natural gas prices, industry analysts’ outlook for the industry and their view of our customers’ access to debt or equity and the trends in the price of used drilling equipment observed by our management. If a review of our drilling rigs indicates that our carrying value exceeds the estimated undiscounted future cash flows, we are required under applicable accounting standards to write down the drilling equipment to its fair market value. A one percent write-down in the cost of our drilling equipment, at March 31, 2005, would have resulted in a corresponding decrease in our net income of approximately $930,000 for the quarter ended March 31, 2005.

Our determination of the estimated useful lives of our depreciable assets, directly affects our determination of depreciation expense and deferred taxes. A decrease in the useful life of our drilling equipment would increase depreciation expense and reduce deferred taxes. We provide for depreciation of our drilling rigs, transportation and other equipment on a straight-line method over useful lives that we have estimated and that range from three to fifteen years after the rig was placed into service. We record the same depreciation expense whether an operating rig is idle or working. Depreciation is not recorded on an inventoried rig until placed in service. Our estimates of the useful lives of our drilling, transportation and other equipment are based on our experience in the drilling industry with similar equipment.

We capitalize interest cost as a component of drilling rigs refurbished for our own use. During the year ended December 31, 2004, we capitalized approximately $470,000 of interest incurred.

Deferred Taxes—We provide deferred taxes for net operating loss carryforwards and for the basis difference in our property and equipment between financial reporting and tax reporting purposes. For property and equipment, basis differences arise from differences in depreciation periods and methods and the value of assets acquired in a business acquisition where we acquire the stock in an entity rather than just its assets. For financial reporting purposes, we depreciate the various components of our drilling rigs and refurbishments over fifteen years, while federal income tax rules require that we depreciate drilling rigs and refurbishments over five years. Therefore, in the first five years of our ownership of a drilling rig, our tax depreciation exceeds our financial reporting depreciation, resulting in our providing deferred taxes on this depreciation difference. After five years, financial reporting depreciation exceeds tax depreciation, and the deferred tax liability begins to reverse.

Other Accounting Estimates—Our other accrued expenses as of March 31, 2005 and December 31, 2004 and 2003 included accruals of approximately $104,000, $94,000 and $0, respectively, for costs under our workers’ compensation insurance. We have a deductible of $100,000 per covered accident under our workers’ compensation insurance. Our insurance policy requires us to maintain a letter of credit to cover payments by us of that deductible. As of March 31, 2005, we had a $1.5 million letter of credit for which we have a deposit account in the amount of $1.5 million collateralizing the letter of credit. We accrue for these costs as claims are incurred based on cost estimates established for each claim by the insurance companies providing the administrative services for processing the claims, including an estimate for incurred but not reported claims, estimates for claims paid directly by us, our estimate of the administrative costs associated with these claims and our historical experience with these types of claims.

Interim Financial Statements—The financial statements as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 included in this prospectus have been prepared without audit, pursuant to the rules and regulations of the SEC. The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. Such adjustments are considered to be of a normal recurring nature. Results of operations for the three-month period ended March 31, 2005 are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 2005.

Results of Operations

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

Contract Drilling Revenue.  For the three months ended March 31, 2005, we reported contract drilling revenues of $8.6 million, a 134% increase from revenues of $3.7 million for the same period in 2004. The increase is primarily due to an increase in dayrates, revenue days, utilization and average number of rigs working for the three months ended March 31, 2005 as compared to the same period in 2004. Average dayrates for our drilling services increased $2,778, or 39%, to $9,955 for the three months ended March 31, 2005 from $7,177 in the same period in 2004. Revenue days increased 77% to 928 days for the three months ended March 31, 2005 from 524 days during the same period in 2004. Our utilization increased to 93% from 71%, and our average number of operating rigs increased to 11 from eight, or 38%, for the three months ended March 31, 2005 as compared to the same period in 2004. The increase in the number of revenue days in the quarter ended March 31, 2005 as compared to the same quarter in 2004 is attributable to the increase in the size of our operating rig fleet and improvements in our rig utilization rate due to improved market conditions. Based on current market conditions, we anticipate continued growth in revenue days and stable to improving utilization rates for the balance of 2005.

Contract Drilling Expense.  Direct rig cost increased $2.8 million to $5.9 million for the three months ended March 31, 2005 from $3.1 million for the same period in 2004. This 90% increase is primarily due to the increase in revenue days, the increase in average number of operating rigs in our fleet and the increase in rig utilization for the three months ended March 31, 2005 as compared to the same period in 2004. As a percentage of contract drilling revenue, drilling expense decreased to 68% for the three month period ended March 31, 2005 from 84% for the same period in 2004 for the reasons discussed above.

Depreciation Expense.  Depreciation expense increased $685,000 to $1.4 million for the three months ended March 31, 2005 from $675,000 for the same period in 2004. The increase is primarily due to the 30% increase in fixed assets, including the deployment of four additional rigs, as well as incremental increases in ancillary equipment as compared to the same period in 2004.

General and Administrative Expense.  General and administrative expense increased $226,000, or 58%, to $619,000 for the three months ended March 31, 2005 from $393,000 for the same period in 2004. The increase is primarily due to an increase in property taxes of $151,000, an increase in professional fees of $52,000 and an increase in reimbursements of $38,000 under our administrative services agreement with Gulfport. As a result of our initial public offering, increasing number of operating drilling rigs and accelerated refurbishment program, we expect our general and administrative expenses to continue to increase. Effective April 1, 2005, we entered into an administrative services agreement with Gulfport. Under this agreement, Gulfport’s services for us include accounting, human resources, legal and technical support. In return for the services rendered by Gulfport, we will pay Gulfport an annual fee of approximately $414,000 payable in equal monthly installments during the term of this agreement. In addition, we will continue to lease approximately 1,100 square feet of office space from Gulfport for our headquarters. We will pay Gulfport annual rent of approximately $20,900 payable in equal monthly installments. See “Certain Relationships and Related Party Transactions—Administrative Services Agreement and Lease of Space” for further discussions regarding our administrative services agreement. As a result of our new administrative services agreement, our service payments to Gulfport will increase from an average of approximately $17,000 per month to approximately $36,000 per month.

Interest Expense.  Interest expense increased to $58,000 for the three months ended March 31, 2005 from $0 in 2004. The increase is due to an increase in average debt outstanding. All interest incurred during the three months ended March 31, 2004 totaling $74,000 was capitalized.

Deferred Tax Expense (Benefit).  We recorded a deferred tax benefit of $115,000 for the three months ended March 31, 2005. This was an increase of $87,000 from a deferred tax benefit of $28,000 for the three months ended March 31, 2004. The increase in deferred tax benefit is primarily due to differences between book and tax depreciation on our assets.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Contract Drilling Revenue.  For the year ended December 31, 2004, we reported contract drilling revenues of $21.9 million, a 75% increase from revenues of $12.5 million during 2003. The increase is primarily due to an increase in dayrates, revenue days, utilization and average number of rigs working for the year ended December 31, 2004 as compared to 2003. Average dayrates for our drilling services increased $1,370, or 21%, to $7,919 for contracts completed in the year ended December 31, 2004 from $6,549 in 2003. Revenue days increased 70% to 2,733 days for the year ended December 31, 2004 from 1,610 days during 2003. Our average number of operating rigs increased to nine from seven, or 29%, for the year ended December 31, 2004 as compared to 2003. The increase in the number of revenue days in 2004 as compared to 2003 is attributable to the increase in the size of our operating rig fleet and improvements in our rig utilization rate due to improved market conditions.

Contract Drilling Expense.  Direct rig cost increased $7.5 million to $17.9 million for the year ended December 31, 2004 from $10.4 million in 2003. The 72% increase is primarily due to the increase in revenue days, average number of rigs in our fleet and rig utilization in 2004 as compared to 2003. As a percentage of contract drilling revenue, drilling expense decreased to 82% in 2004 from 83% in 2003.

Depreciation Expense.  Depreciation expense increased $1.7 million to $3.7 million for the year ended December 31, 2004 from $2.0 million in 2003. The increase is primarily due to the 28% increase in fixed assets, including the deployment of four additional rigs during 2004, as well as incremental increases in ancillary equipment as compared to 2003.

General and Administrative Expense.  General and administrative expense increased $1.1 million, or 83%, to $2.4 million for the year ended December 31, 2004 from $1.3 million in 2003. This primarily resulted from a $615,000 increase in property taxes, a $303,000 increase in payroll costs and lease expense and professional fee increases of $75,000 and $77,000, respectively. The increase in property taxes to $721,000 for the year ended December 31, 2004 from $106,000 in 2003 is due to tax assessments on drilling rigs and associated drilling components and equipment acquired in the Elk Hill acquisition in August 2003. The increase in payroll costs to $672,000 for the year ended December 31, 2004 from $369,000 in 2003 is due to our increased employee count and related wage increases during 2004. The increase in lease expense to $177,000 for the year ended December 31, 2004 from $102,000 in 2003 is due to the lease of additional yards that were part of the Elk Hill acquisition. The increase in professional fees to $80,000 for the year ended December 31, 2004 from $3,000 in 2003 is due to an increase in audit and legal expense.

Interest Expense.  Interest expense increased $263,000 to $285,000 for the year ended December 31, 2004 from $21,000 in 2003. The increase is due to an increase in average debt outstanding during 2004 under our credit facility with GECC that we entered into on December 26, 2003. We capitalized $470,000 of interest during 2004 as part of our rig refurbishment program.

Deferred Tax Expense.  Deferred tax expense decreased by $32,000, or 10%, to $285,000 for the year ended December 31, 2004 from $317,000 in 2003. The decrease in deferred tax expense is due to a reduction in income by our taxable subsidiary Elk Hill for the year ended December 31, 2004 as compared to 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Contract Drilling Revenue.  For the year ended December 31, 2003, we reported contract drilling revenues of $12.5 million compared to $3.1 million during 2002. The increase is primarily due to increases in revenue days, utilization and average number of rigs working for the year ended December 31, 2003 as compared to 2002. Revenue days increased to 1,610 days for the year ended December 31, 2003 from 417 days during 2002. Our utilization increased to 65% from 45%, and the average number of operating rigs increased to seven from two, for the year ended December 31, 2003 as compared to 2002. The increases in revenue days, utilization and average number of rigs working were partially offset by a decrease in average dayrates for our drilling services to $6,549 in the year ended December 31, 2003 from $6,974 in 2002. The increase in the number of revenue days in 2003 as compared to 2002 is attributable to the increases in the size of our operating rig fleet and improvements in our rig utilization rate due to improved market conditions.

Contract Drilling Expense.  Direct rig cost increased $7.2 million to $10.4 million for the year ended December 31, 2003 from $3.2 million in 2002. The increase is primarily due to the increase in revenue days, average number of rigs in our fleet and rig utilization in 2003 as compared to 2002. As a percentage of contract drilling revenue, contract drilling expense was 83% in 2003 and 104% in 2002.

Depreciation Expense.  Depreciation expense increased $863,000 to $2.0 million for the year ended December 31, 2003 from $1.1 million in 2002. The increase is primarily due to the increase in fixed assets resulting from acquisitions, including an increase in the average number of operating rigs to seven for the year ended December 31, 2003 as compared to two for 2002.

General and Administrative Expense.  General and administrative expense increased $656,000, or 97%, to $1.3 million for the year ended December 31, 2003 from $676,000 in 2002. The increase resulted from increases in insurance, property taxes, lease expense, payroll costs and professional fees. Insurance costs increased $318,000 due to increases in employees and insurable equipment during 2003. Property taxes increased by $106,000 due to the increase in number of rigs for the year ended December 31, 2003 as compared to 2002. Lease expense and yard expense increased $56,000 and $50,000, respectively, due to the addition of a rig refurbishment yard and an equipment storage yard. In addition, administrative payroll costs and professional fees increased by $40,000 and $20,000, respectively.

Interest Expense.  We reported interest expense of $21,000 for the year ended December 31, 2003. We recorded no interest expense in 2002 as we had no debt outstanding during that year.

Deferred Tax Expense.  Deferred tax expense was $317,000 for the year ended December 31, 2003. We had no such expense in 2002. The increase is due to taxable income attributable to Elk Hill, our taxable subsidiary acquired in August of 2003.

Liquidity and Capital Resources

Operating Activities.  Net cash provided by operating activities was $3.0 million for the three months ended March 31, 2005 as compared to $1.1 million for the same period in 2004 and $2.4 million for the year ended December 31, 2004 as compared to net cash used in operating activities of $1.9 million for 2003 and $890,000 for 2002. The change for the period ended March 31, 2005 compared to the same period in 2004 was primarily attributable to a $1.3 million increase in net income from our drilling operations due to the continuing placement into service of our refurbished drilling rigs acquired in 2003 and an increase in accounts payable due to an increase in operating rigs and drilling activity. The change from 2003 to 2004 was primarily attributable to an increase in income from our drilling operations due to placing refurbished drilling rigs acquired in 2003 in service. The increase in net cash used in operating activities for the year ended December 31, 2003 compared to 2002 was primarily a result of an increase in accounts receivable related to (a) the increased level of drilling activity from the full year of operations for the seven rigs acquired in May 2002 and (b) our acquisition of the 22 drilling rigs, one of which was placed in service in November 2003.

Investing Activities.  We use a significant portion of our cash flows from operations and financing activities for acquisitions and for the refurbishment of our rigs. We used cash for investing activities of $7.7 million for the three months ended March 31, 2005 compared to $4.7 million for the comparable period in 2004, and $19.5 million for the year ended December 31, 2004 compared to $4.8 million for 2003 and $12.9 million for 2002. We acquired seven drillings rigs in 2002 for $12.5 million. In August 2003, we acquired 22 drilling rigs and drilling rig structures and components for an aggregate of $49.0 million. These transactions were funded directly by our equity holders. Accordingly, they have been accounted for as acquisitions by our equity holders followed by their contribution to us of the acquired assets. As a result, net cash used in investing activities for 2003 does not include this $33.5 million. See Note B to our financial statements appearing elsewhere in this prospectus. Also in 2003, we refurbished one of our rigs at a cost of approximately $2.2 million. In 2004, we refurbished four drilling rigs at an aggregate cost of approximately $13.0 million. For the three months ended March 31, 2004, we used $4.7 million to refurbish our drilling rigs. For the three months ended March 31, 2005, we used $7.0 million to refurbish drilling rigs and placed $1.5 million in a restricted account as security for a letter of credit issued to our new workers’ compensation insurance carrier.

Financing Activities.  Our cash flows provided by financing activities were $4.3 million for the three months ended March 31, 2005 compared to $2.8 million for the comparable period in 2004, and $16.6 million for the year ended December 31, 2004 compared to $7.8 million for 2003 and $14.1 million for 2002. Our net cash provided by financing activities for the three months ended March 31, 2005 related to borrowings of $3.0 million from Solitair LLC, an entity controlled by Wexford, borrowings of $700,000 from International Bank of Commerce, principal payments on borrowings of $900,000 from GECC and capital contributions of $1.5 million from entities controlled by Wexford. For the three months ended March 31, 2004, our net cash provided by financing activities related to $3.0 million borrowed under our credit facility with GECC and principal payments on borrowings of $250,000 from GECC. Our financing activities for 2004 relate primarily to an additional $15.0 million borrowed under our credit facility with GECC, related periodic repayments under such credit facility and International Bank of Commerce and capital contributions of $2.9 million from entities controlled by Wexford. For 2003, our net cash provided by financing activities related to capital contributions of $3.7 million from entities controlled by Wexford, borrowings of $3.0 million under our credit facility with GECC and proceeds of $1.3 million from a note payable to International Bank of Commerce. During 2002, the net cash from financing activities was used primarily to acquire and refurbish our rigs.

Sources of Liquidity.  Our primary sources of liquidity are cash from operations and debt and equity financing. On December 26, 2003, we entered into a credit facility with GECC which provided for term loan advances up to $12.0 million. On each of September 24, 2004 and April 22, 2005, we amended our credit facility with GECC to increase the maximum amount of the terms loans to $18.0 million and then to $25.5 million respectively. Borrowings under this facility bear interest at a rate equal to LIBOR plus 5.0% (effective rate of 7.69% at March 31, 2005) and are secured by substantially all of our property and assets, including our drilling rigs and associated equipment, but excluding cash and accounts receivable. Draws on the facility must be in $2.5 million increments each with a five-year term. Payments of principal and accrued but unpaid interest are due on the first day of each month, and we are current in our monthly payments through the date of this prospectus. This credit facility matures on October 1, 2010. At March 31, 2005, our outstanding balance under this credit facility was $15.4 million.

An unused fee of 0.50% accrues on the daily average unused portion of the GECC credit facility, payable monthly in arrears. The credit facility provides for an initial prepayment penalty of 5.0%, decreasing by 1.0% on each anniversary of the facility. The credit agreement includes customary negative covenants for credit facilities of this type, including covenants limiting liens, hedging, mergers, asset sales, changes in the nature of business, transactions with affiliates, other fundamental changes, indebtedness, acquisitions, dividends or other distributions, and investments. The credit agreement also requires that we maintain an EBITDA to debt service coverage ratio of at least one-to-one and that we deliver to GECC audited financial statements within 90 days after the end of our fiscal year. We delivered our audited financial statements for the year ended December 31, 2004 in May 2005 and early this year we increased our borrowing base under our line of credit with the International Bank of Commerce without obtaining the prior approval of GECC. GECC has waived both of these events. As of the date of this prospectus, we were in compliance with our covenants under the facility.

On July 1, 2004, we entered into a revolving line of credit with International Bank of Commerce with a borrowing base of the lesser of $2.0 million or 80% of current receivables. Borrowings under this line bear interest at a rate equal to the greater of 4.0% or JPMorgan Chase prime (effective rate of 5.75% at March 31, 2005) and are guaranteed by Wexford Partners VI, L.P. and Taurus Investors, LLC, entities controlled by Wexford. Accrued but unpaid interest is payable monthly, and we are current in our monthly interest payments through the date of this prospectus. On January 1, 2005, we amended our line of credit with International Bank of Commerce to increase the borrowing base to the lesser of $3.0 million or 80% of current receivables. The line of credit matures on November 1, 2005. The line of credit includes customary financial and negative covenants for credit facilities of this type, including covenants requiring the maintenance of depository accounts, a specified current ratio, tangible net worth and tangible net worth of guarantor, insurance, and covenants limiting liens, the sale of assets, the incurrence of additional indebtedness, dividends and other fundamental changes. At March 31, 2005, our outstanding borrowings under this line of credit were $2.5 million.

On February 15, 2005, we entered into a $5.0 million revolving credit facility with Solitair LLC, an entity controlled by Wexford. Borrowings under this facility bear interest at a rate equal to LIBOR plus 5.0% (effective rate of 7.69% at March 31, 2005). Payment of principal and accrued but unpaid interest is due on the maturity date of the credit facility which is the later of (1) six months after the actual maturity date of our credit facility with GECC and (2) December 1, 2010. At March 31, 2005, our outstanding borrowings under this credit facility were $3.0 million. We subsequently borrowed an additional $2.0 million under this facility. We intend to repay this facility in full with a portion of the proceeds from this offering.

In July 2005, we acquired all of the membership interests in Strata Drilling, L.L.C. and Strata Property, L.L.C. and a related rig yard for an aggregate of $20.0 million, of which $13.0 million was paid in cash and $7.0 million was paid in the form of promissory notes issued to the sellers. We funded the cash portion of the purchase price with a $13.0 million loan from Alpha Investors LLC, an entity controlled by Wexford. The outstanding principal balance of the loan plus accrued but unpaid interest must be repaid in full upon the earlier to occur of the completion of this offering and the maturity of the loan on July 1, 2006. Borrowings under our loan with Alpha bear interest at a rate equal to LIBOR plus 5% until September 30, 2005 (effective rate of 8.11%

when the loan was made on June 30, 2005), and thereafter at a rate equal to LIBOR plus 7.5%. The $7.0 million outstanding principal balance of the promissory notes issued to the sellers is automatically reduced by the amount of any costs and expenses we pay in connection with the refurbishment of one of the rigs we acquired from the sellers. The sellers have agreed to complete the refurbishment of this rig on or before the end of 2005, subject to limited exceptions. Payment of the outstanding balance of the loan is due and payable upon completion of the refurbishment of this rig. We granted the sellers a security interest in this rig to secure our obligations under the notes. The outstanding principal balance on these notes do not bear any interest other than default interest in the event of a default.

Our members contributed capital in the amount of $2.9 million, $37.2 million and $14.1 million during the years ended 2004, 2003 and 2002, respectively. Under the terms of an agreement between Bronco Drilling Holdings, L.L.C. and Steven C. Hale, our President and Chief Operating Officer, following successful completion of this offering, Mr. Hale will be entitled to receive the sum of $2.0 million and shares of our common stock having a market value of $2.0 million based on the initial public offering price. These payments will be made by Bronco Drilling Holdings and not by us. We will account for the payments as a capital contribution to us in the amount of $4.0 million and compensation expense in the amount of $4.0 million during the period in which such obligations are incurred.

In connection with the consummation of this offering, we expect to enter into a new credit facility, consisting of a senior secured term loan and a senior secured revolving credit facility. The new credit facility would be used to refinance existing indebtedness, fund the refurbishment and repair of inventoried rigs, fund future rig acquisitions and for working capital requirements. However, we have not received a commitment from a financial institution with respect to such a facility, and we can give you no assurance that we will receive such a commitment or a commitment on favorable terms.

Capital Expenditures.  In May 2002, we purchased seven drilling rigs ranging from 400 to 950 horsepower, associated spare parts and equipment, drill pipe, haul trucks and vehicles from Bison Drilling L.L.C. and Four Aces Drilling L.L.C. for $12.5 million in cash. After accepting delivery of the rigs, we spent approximately $97,000 upgrading the rigs before placing them into service. The acquisitions in 2002 were funded through a capital infusions from our equity holders.

In August 2003, we purchased all of the outstanding stock of Elk Hill Drilling, Inc. and certain drilling rig structures and components from an affiliate of Elk Hill, U.S. Rig & Equipment, for $33.5 million in cash plus the assumption of $15.5 million of deferred tax liabilities. In these transactions, we acquired drilling rigs and inventoried structures and components which, with refurbishment and upgrades, can be used to assemble 22 drilling rigs. At the date of its acquisition, Elk Hill was an inactive corporation with no customers, employees, operations or operational drilling rigs. As discussed below, we began refurbishing the acquired rigs and deploying one rig per quarter since the acquisition. For accounting purposes, the Elk Hill and U.S. Rig and Equipment acquisitions were treated as acquisitions by our members and then contributions to us. In November 2003, we completed the refurbishment of a 1,400-horsepower electric drilling rig, which we designated as Rig No. 16. We incurred approximately $2.2 million in refurbishment costs for this rig before it was mobilized to Southern Oklahoma in November 2003. The acquisitions and refurbishment expenditures in 2003 were funded through capital infusions from our equity holders.

In March 2004, we completed the refurbishment of a 1,500-horsepower electric drilling rig, which we designated as Rig No. 12. We incurred approximately $2.3 million in refurbishment costs for this rig which we financed with borrowings under our GECC credit facility. We mobilized Rig No. 12 to Grayson County, Texas in March 2004.

In May 2004, we completed the refurbishment of a 1,000-horsepower electric drilling rig, which we designated as Rig No. 11. We incurred approximately $2.7 million in refurbishment costs for this rig. We mobilized Rig No. 11 to Southern Oklahoma in May 2004. In August 2004, we completed the refurbishment of a

1,000-horsepower electric drilling rig, which we designated as Rig No. 10. We incurred approximately $3.2 million in refurbishment costs for this rig. We mobilized Rig No. 10 to Western Oklahoma in August 2004. In December 2004, we completed the refurbishment of a 2,000-horsepower electric drilling rig, which we designated as Rig No. 18. We incurred approximately $4.8 million in refurbishment costs for this rig. We mobilized Rig No. 18 to Eastern Oklahoma in December 2004. Our refurbishment costs for these rigs were financed with borrowings under our GECC credit facility.

In March 2005, we completed the refurbishment of a 1,200-horsepower electric drilling rig, which we designated as Rig No. 14. We incurred approximately $4.8 million in refurbishment costs for this rig which we financed with borrowings under our GECC credit facility. We mobilized Rig No. 14 to Southern Oklahoma in March 2005.

In July 2005 we acquired three drilling rigs of 650, 800 and 1,000 horsepower, and related inventory, equipment and components, through our acquisitions of Strata Drilling, L.L.C. and Strata Property, L.L.C., together with a related rig yard, for an aggregate of $20.0 million. The acquisitions were funded with borrowings of $13.0 million from Alpha Investors LLC, an entity controlled by Wexford, and our delivery of promissory notes for an aggregate of $7.0 million.

We expect to use approximately $18.1 million of the net proceeds from this offering to repay outstanding borrowings and accrued but unpaid interest under our loan from Alpha Investors LLC and our credit facility with Solitar LLC, both entities controlled by Wexford. We intend to use the balance of net proceeds from this offering, together with cash from operations, to refurbish rigs in our inventory at estimated costs (including drill pipe) ranging from $4.1 million to $6.8 million per rig. We plan on completing the refurbishment of six additional inventoried rigs during the balance of 2005 and six inventoried rigs during 2006. Initially, we intend to focus our refurbishment program on our more powerful rigs with 950 to 2,500 horsepower, which are capable of drilling to depths between 14,000 and 25,000 feet. The amounts and timing of our actual expenditures will depend upon market and other factors including our estimation of existing and anticipated demand and dayrates, our success in bidding for domestic contracts, including term contracts, and the timing of the refurbishments. The actual cost of refurbishing these rigs will also depend upon various factors including shortages of equipment, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, inability to obtain necessary certifications and approvals, shortages of materials or skilled labor and the specific customer requirements and to the extent that we choose to upgrade these rigs to meet such requirements. Pending the above uses, we may repay a portion or all of our outstanding borrowings under one or more of our credit facilities.

We believe that cash flow from our operations, borrowings under our credit facilities and proceeds from this offering will be sufficient to fund our operations for at least the next twelve months. However, additional capital will likely be required for future rig acquisitions. While we would expect to fund such acquisitions with additional borrowings and the issuance of debt and equity securities, we cannot assure you that such funding will be available or, if available, that it will be on terms acceptable to us.

Contractual and Commercial Commitments

The following table summarizes our contractual obligations and commercial commitments at March 31, 2005 (in thousands):

		Payments Due by Period
Contractual Obligations	Total	Less than One Year	1-3 Years	3-5 Years	More than 5 Years
Short- and long-term debt	$20,900	$6,100	$10,700	$1,100	$3,000
Operating leases(1)	596	161	435	—	—

Total contractual cash obligations	$21,496	$6,261	$11,135	$1,100	$3,000

(1)	Excludes obligations under operating leases for our rent obligations under our administrative services agreement with Gulfport which we entered into subsequent to March 31, 2005. See “Certain Relationships and Related Party Transactions—Administrative Services Agreement and Lease of Space” for further discussion relating to the administrative services agreement.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk exposure related to changes in interest rates on our outstanding floating rate debt. Our GECC credit facility and Solitair credit facility provide for interest on borrowings at a floating rate equal to LIBOR plus 5.0% (7.69% at March 31, 2005) and borrowings under our International Bank of Commerce credit facility bear interest at a rate equal to the greater of 4.0% or JPMorgan Chase prime (5.75% at March 31, 2005). An increase or decrease of 1% in the interest rate would have a corresponding decrease or increase in our net income (loss) of approximately $175,000 annually, based on the $18.4 million outstanding in the aggregate under our credit facilities as of March 31, 2005.

Recent Accounting Pronouncements

SFAS No. 123(R)

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123(R), Share Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) requires entities to measure the fair value of equity share-based payments (stock compensation) at grant date, and recognize the fair value over the period during which an employee is required to provide services in exchange for the equity instrument as a component of the income statement. SFAS No. 123(R) is effective for annual periods beginning after June 15, 2005. Prior to this offering, we have not had any stock option plans and, therefore the adoption of SFAS No. 123(R) currently would have no impact on our financial position or results of operations. The adoption could have a future impact, however, as we intend to implement our 2005 Stock Incentive Plan in connection with this offering.

BUSINESS

General

We provide contract land drilling services to oil and natural gas exploration and production companies. We own a fleet of 33 drilling rigs, of which 14 are currently operating, four are in the process of being refurbished to be put into service in 2005 and 15 are held in inventory. Upon completion of this offering, we intend to accelerate the refurbishment and deployment of our inventoried rigs. In addition to the four rigs currently being refurbished, we plan on completing the refurbishment of two additional inventoried rigs during 2005, and refurbishing six inventoried rigs during 2006, at estimated costs (including drill pipe) ranging from $4.1 million to $6.8 million per rig. Initially, we intend to focus our refurbishment program on our more powerful rigs, with 950 to 2,500 horsepower, which are capable of drilling to depths between 14,000 and 25,000 feet. We also own a fleet of 14 trucks used to transport our rigs.

We commenced operations in 2001 with the purchase of one stacked 650-horsepower rig that we refurbished and deployed. We subsequently made selective acquisitions of both operational and inventoried rigs, as well as ancillary equipment. Our management team has significant experience not only with acquiring rigs, but also with refurbishing and deploying inventoried rigs. We have successfully refurbished and brought into operation six of the 22 inventoried drilling rigs we acquired in August 2003. These rigs were refurbished on schedule and for a total cost that was within five percent of the amount budgeted. Upon completion of refurbishment, the rigs either met or exceeded our operating expectations. In addition, we have recently opened a 41,000 square foot machine shop in Oklahoma City which allows us to refurbish and repair our rigs and equipment in-house. This facility, which complements our existing rig yard in Oklahoma City, significantly reduces our reliance on outside machine shops and the attendant risk of third-party delays.

We currently operate in Oklahoma, and a majority of the wells we have drilled for our customers have been drilled in search of natural gas reserves. Natural gas is often found in deep and complex geologic formations that generally require higher horsepower, premium rigs and experienced crews to reach targeted depths. Our fleet of 33 rigs includes 22 rigs ranging from 950 to 2,500 horsepower. Accordingly, they can, or in the case of our inventoried rigs upon refurbishment will be able to, reach the depths required to explore for deep natural gas reserves. Our higher horsepower rigs can also drill horizontal wells, which are increasing as a percentage of total wells drilled in the U.S. We believe our premium rig fleet, rig inventory and experienced crews position us to benefit from the strong natural gas drilling activity in our core operating area.

The following table summarizes acquisitions in which we acquired rigs and rig related equipment since June 2001:

Date	Acquisition	Acquisition Cost	Number of Rigs Acquired
June 2001	Ram Petroleum	$ 1,250,000	1
May 2002	Bison Drilling and Four Aces Drilling	$12,500,000	7
August 2003	Elk Hill Drilling and U.S. Rig & Equipment	$49,000,000	22
July 2005	Strata Drilling and Strata Property	$20,000,000	3

In May 2002, we purchased seven drilling rigs ranging in size from 400 to 950 horsepower, associated spare parts and equipment, drill pipe, haul trucks, and vehicles from Bison Drilling L.L.C. and Four Aces Drilling L.L.C. After accepting delivery of the rigs, we spent approximately $97,000 upgrading the rigs before placing them into service. In August 2003, we purchased all of the outstanding stock of Elk Hill Drilling, Inc. and certain drilling rig structures and components from U.S. Rig & Equipment, Inc., an affiliate of Elk Hill. In these transactions, we acquired drilling rigs and inventoried structures and components which, with refurbishment and upgrades, can be used to assemble 22 drilling rigs. At the date of its acquisition, Elk Hill was an inactive corporation with no customers, employees, operations or operational drilling rigs. We began refurbishing the acquired rigs and have deployed approximately one rig per quarter since the acquisition. In July 2005, we acquired all of the membership interests of Strata Drilling, L.L.C. and Strata Property, L.L.C. Included in these acquisitions were two operating rigs, one rig that is currently being refurbished, related structures, equipment and components and a 16 acre yard in Oklahoma City, Oklahoma used for equipment storage and refurbishment of stacked rigs.

Our Industry

The United States contract land drilling services industry is highly cyclical. Volatility in oil and natural gas prices can produce wide swings in the levels of overall drilling activity in the markets we serve and affect the demand for our drilling services and the dayrates we can charge for our rigs. The availability of financing sources, past trends in oil and natural gas prices and the outlook for future oil and natural gas prices strongly influence the number of wells oil and natural gas exploration and production companies decide to drill. Nevertheless, we believe that the following trends in our industry should benefit our operations:

•	Need for increased natural gas drilling activity as U.S. demand growth outpaces U.S. supply growth. From 1994 to 2003, demand for natural gas in the United States grew at an annual rate of 0.6% while the U.S. domestic supply grew at an annual rate of 0.2%. The Energy Information Administration, or EIA, recently estimated that U.S. domestic consumption of natural gas exceeded domestic production by 17% in 2004, a gap that the EIA forecasts will expand to 24% in 2010.

Source:  EIA.

•	Increased decline rates in natural gas basins in the U.S. As the chart above shows, even though the number of U.S. natural gas wells drilled has increased significantly, a corresponding increase in production has not been realized. We believe that a significant reason for the limited supply response, even as drilling activities have increased, is the accelerating decline rates of production from new natural gas wells drilled. A study published by the National Petroleum Council in September 2003 concluded, from analysis of production data over the preceding ten years, that as a result of domestic natural gas decline rates of 25% to 30% per year, 80% of natural gas production in ten years will be from wells that have not yet been drilled. In addition, IHS Energy estimates decline rates of 29% in 2005, as shown in the chart below. We believe that this tends to support a sustained higher natural gas price environment, which should create incentives for oil and natural gas exploration and production companies to increase drilling activities in the U.S.

Source: IHS Energy.

•	Trend towards drilling and developing unconventional natural gas resources. As a result of improvements in extraction technologies along with general increases in natural gas prices, oil and natural gas companies increasingly are exploring for and developing “unconventional” natural gas resources, such as natural gas from tight sands, shales and coalbed methane. This type of drilling activity is frequently done on tighter acreage spacing, and requires that more wells be drilled. It also requires higher horsepower rigs for techniques such as horizontal drilling. The chart below shows the U.S. land rig count is significantly higher than it has been in recent years.

U.S. Land Rig Count

•	High natural gas prices. While U.S. natural gas prices are volatile, year to date 2005 marks the third consecutive year of increases in the yearly average NYMEX near month natural gas contract prices, as shown on the chart below. We believe that high natural gas prices in the U.S., if sustained, should result in more exploration and development drilling activity, and thus higher utilization and dayrates for drilling companies like us.

NYMEX Near Month Natural Gas Contract Prices & Yearly Averages

Source:  Bloomberg.

•	Increases in dayrates and operating margins for land drilling. The increase in the price of natural gas, coupled with accelerating decline rates and an increase in the number of natural gas wells being drilled, have resulted in increases in rig utilization, and consequently improved dayrates and cash margins.

Our Strengths

Our competitive strengths include:

•	Premium rig fleet. We currently operate a fleet of 14 rigs, six of which have been refurbished since August 2003. Natural gas reserves are often found in deep and complex geological formations that require higher horsepower or premium rigs to drill. In addition, the recovery of unconventional natural gas resources often involves horizontal drilling techniques that also require premium rigs with approximately 1,000 or more horsepower. We believe that our operating history and high-quality rig fleet position us to benefit from this type of drilling activity.

•	Inventory of drilling rigs and ancillary equipment. In addition to our four rigs currently being refurbished, our 15 drilling rigs held in inventory for refurbishment will allow us to add capacity in response to the currently strong land drilling market. We also have an inventory of excess drawworks, hooks, blow-out preventors and other rig-related equipment. Our inventoried rigs as well as many of the parts we have in inventory would have long delivery lead times if ordered new.

•	Ability to refurbish inventoried rigs. Our management team has demonstrated the ability to refurbish rigs from our inventory. Since our acquisition of 22 inventoried drilling rigs in August 2003, we have successfully refurbished and placed into service six of the rigs at costs ranging from $2.2 million to $4.8 million per rig. Through the efforts of our senior management team and experienced yard labor crews, these rigs were refurbished on schedule and for a total cost that was within five percent of the amount budgeted. We are currently refurbishing four additional rigs with 950, 1,000, 1,000 and 2,500 horsepower, which we expect to be ready for deployment in 2005.

•	Ability to attract and retain qualified rig crews. We believe that our premium rig fleet and experienced management team allow us to successfully attract and retain qualified rig crews relative to some larger, more diversified land drilling companies. As a result, we believe we have been able to refurbish rigs from our inventory and put them into operation without sacrificing our operating quality.

Our Strategy

Our strategy is to continue to expand our contract land drilling services. Specifically, we intend to:

•	Accelerate the refurbishment and deployment of rigs from our inventory. We intend to accelerate the refurbishment and deployment of our rigs. We plan on completing the refurbishment of six additional inventoried rigs during the balance of 2005 and refurbishing six inventoried rigs during 2006 at estimated costs ranging from $4.1 million to $6.8 million per rig. Initially, we intend to focus our refurbishment program on our higher horsepower rigs. As we prepare to accelerate the refurbishment of our rigs, we have recently hired additional experienced refurbishing crews, which we believe will complement the experienced crews we currently have in place. Our three rig-up supervisors have an average of 33 years of experience in the drilling industry.

•	Expand our geographic focus. We intend to continue to expand our geographic areas of operation by making selected acquisitions and mobilizing rigs to other regions. We recently hired a Rocky Mountain division manager, and we expect to mobilize one of the rigs currently undergoing refurbishment to the Piceance Basin in Colorado under a term contract. We are currently evaluating additional expansion opportunities in the Rocky Mountains, the Barnett Shale trend in North Texas and the Cotton Valley trend in Central and East Texas.

•	Maintain a balanced portfolio of spot and term contracts. We plan on managing our rig fleet as a portfolio, committing some of our rigs to longer-term contracts that meet our targeted returns on invested capital, and leveraging spot market rates with other rigs. As we expand our geographic focus, we initially plan on favoring longer-term contracts in our new markets until we gain operating maturity in those markets.

•	Maintain a conservative capital structure and disciplined approach to capital spending. We believe that our post-offering balance sheet will allow us to pursue opportunities to grow our business. We will continue to evaluate investment opportunities, including potential acquisitions and additional rig refurbishments, that meet our targeted returns on invested capital.

Drilling Equipment

General

A drilling rig consists of engines, a hoisting system, a rotating system, pumps and related equipment to circulate drilling fluid, blowout preventers and related equipment.

Diesel or gas engines are typically the main power sources for a drilling rig. Power requirements for drilling jobs may vary considerably, but most drilling rigs employ two or more engines to generate between 500 and 2,000 horsepower, depending on well depth and rig design. Most drilling rigs capable of drilling in deep formations, involving depths greater than 15,000 feet, use diesel-electric power units to generate and deliver electric current through cables to electrical switch gears, then to direct-current electric motors attached to the equipment in the hoisting, rotating and circulating systems.

Drilling rigs use long strings of drill pipe and drill collars to drill wells. Drilling rigs are also used to set heavy strings of large-diameter pipe, or casing, inside the borehole. Because the total weight of the drill string and the casing can exceed 500,000 pounds, drilling rigs require significant hoisting and braking capacities. Generally, a drilling rig’s hoisting system is made up of a mast, or derrick, a drilling line, a traveling block and hook assembly and ancillary equipment that attaches to the rotating system, a mechanism known as the drawworks. The drawworks mechanism consists of a revolving drum, around which the drilling line is wound, and a series of shafts, clutches and chain and gear drives for generating speed changes and reverse motion. The drawworks also houses the main brake, which has the capacity to stop and sustain the weights used in the drilling process. When heavy loads are being lowered, a hydromatic or electric auxiliary brake assists the main brake to absorb the great amount of energy developed by the mass of the traveling block, hook assembly, drill pipe, drill collars and drill bit or casing being lowered into the well.

The rotating equipment from top to bottom consists of a swivel, the kelly bushing, the kelly, the rotary table, drill pipe, drill collars and the drill bit. We refer to the equipment between the swivel and the drill bit as the drill stem. The swivel assembly sustains the weight of the drill stem, permits its rotation and affords a rotating pressure seal and passageway for circulating drilling fluid into the top of the drill string. The swivel also has a large handle that fits inside the hook assembly at the bottom of the traveling block. Drilling fluid enters the drill stem through a hose, called the rotary hose, attached to the side of the swivel. The kelly is a triangular, square or hexagonal piece of pipe, usually 40 feet long, that transmits torque from the rotary table to the drill stem and permits its vertical movement as it is lowered into the hole. The bottom end of the kelly fits inside a corresponding triangular, square or hexagonal opening in a device called the kelly bushing. The kelly bushing, in turn, fits into a part of the rotary table called the master bushing. As the master bushing rotates, the kelly bushing also rotates, turning the kelly, which rotates the drill pipe and thus the drill bit. Drilling fluid is pumped through the kelly on its way to the bottom. The rotary table, equipped with its master bushing and kelly bushing, supplies the necessary torque to turn the drill stem. The drill pipe and drill collars are both steel tubes through which drilling fluid can be pumped. Drill pipe, sometimes called drill string, comes in 30-foot sections, or joints, with threaded sections on each end. Drill collars are heavier than drill pipe and are also threaded on the ends. Collars are used on the bottom of the drill stem to apply weight to the drilling bit. At the end of the drill stem is the bit, which chews up the formation rock and dislodges it so that drilling fluid can circulate the fragmented material back up to the surface where the circulating system filters it out of the fluid.

Drilling fluid, often called mud, is a mixture of clays, chemicals and water or oil, which is carefully formulated for the particular well being drilled. Bulk storage of drilling fluid materials, the pumps and the mud-mixing equipment are placed at the start of the circulating system. Working mud pits and reserve storage are at the other end of the system. Between these two points the circulating system includes auxiliary equipment for drilling fluid maintenance and equipment for well pressure control. Within the system, the drilling mud is typically routed from the mud pits to the mud pump and from the mud pump through a standpipe and the rotary hose to the drill stem. The drilling mud travels down the drill stem to the bit, up the annular space between the drill stem and the borehole and through the blowout preventer stack to the return flow line. It then travels to a shale shaker for removal of rock cuttings, and then back to the mud pits, which are usually steel tanks. The reserve pits, usually one or two fairly shallow excavations, are used for waste material and excess water around the location.

There are numerous factors that differentiate drilling rigs, including their power generation systems and their drilling depth capabilities. The actual drilling depth capability of a rig may be less than or more than its rated depth capability due to numerous factors, including the size, weight and amount of the drill pipe on the rig.

The intended well depth and the drill site conditions determine the amount of drill pipe and other equipment needed to drill a well. Generally, land rigs operate with crews of five to six persons.

Our Fleet of Drilling Rigs

Our rig fleet consists of 33 drilling rigs, of which 14 are currently operating, four are in the process of being refurbished to be put into service in 2005 and 15 are held in inventory. We own all the rigs in our fleet. The following table sets forth information regarding utilization for our fleet of operating drilling rigs:

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002
Average number of operating rigs	11	8	9	7	2
Average utilization rate	93%	71%	81%	76%	58%

The following table sets forth information regarding our drilling fleet as of July 10, 2005:

Rig	Design	Approximate Drilling Depth (ft)	Type	Horsepower

Working Rigs

18	Gardner Denver 1500E	25,000	Electric	2,000
16	Oilwell 840E	18,000	Electric	1,400
14	Mid Continent U-712-EA	16,000	Electric	1,200
12	Gardner Denver 1100E	18,000	Electric	1,500
11	Gardner Denver 800E	15,000	Electric	1,000
10	Gardner Denver 800E	15,000	Electric	1,000
3	Cabot 900	10,000	Mechanical	950
41	Skytop-Brewster N-46	13,500	Mechanical	800
42	Gardner Denver 500	12,000	Mechanical	650
9	Gardner Denver 500	11,000	Mechanical	650
7	Mid Con U36A	12,000	Mechanical	650
6	Mid Con U36A	12,000	Mechanical	650
5	Mid Con U36A	12,000	Mechanical	650
2	Cardwell L-350	6,000	Mechanical	400

Rigs Being Refurbished

19	Mid Continent U-1220 EB	25,000	Electric	2,500
43	National 80B	15,000	Mechanical	1,000
8	National 80-UE	15,000	Electric	1,000
4	Skytop Brewster N46	14,000	Mechanical	950

Rigs in Inventory

24	Skytop Brewster N-12	25,000	Electric	2,000
25	National 1320-UE	18,000	Electric	2,000
27	National 1320-UE	18,000	Electric	2,000
17	Skytop Brewster NE-95	20,000	Electric	1,700
20	Mid Continent U-914-EC	18,000	Electric	1,400
21	Mid Continent U-914-EC	18,000	Electric	1,400
15	Mid Continent U-712-EA	16,000	Electric	1,200
22	Continental Emsco D-3	15,000	Electric	1,000
23	Continental Emsco D-3	15,000	Electric	1,000
26	National 80-UE	15,000	Electric	1,000

Rig	Design	Approximate Drilling Depth (ft)	Type	Horsepower
28	Ideco 1200E	15,000	Electric	1,000
31	Oilwell 660	12,000	Mechanical	700
30	Skytop Brewster N42	10,000	Mechanical	600
32	Schaffer 6000S	10,000	Mechanical	600
1	Cardwell L-350	5,000	Mechanical	400

Excess Rig Inventory

33	Oilwell 500	10,000	Mechanical	500
34	Mac 400	6,000	Mechanical	400
35	Mid Continent U34B	6,000	Mechanical	400
36	Ideco H-35 Hydrair	6,000	Mechanical	400

Working Rigs

We currently have 14 operating rigs. One of the rigs is on a two-year term contract through April 2007. Eleven of the rigs are operating on a well-to-well basis. Six of the twelve rigs we currently operate have undergone significant refurbishment since August 2003.

Rig 18. This Gardner Denver 1500E rig was acquired in the Elk Hill acquisition. We refurbished this rig from inventory at a cost of approximately $4.8 million and deployed it in December 2004. It has been working for the same operator since it was refurbished. It is currently working on a well-to-well basis.

Rig 16. This Oilwell 840E rig was acquired in the Elk Hill acquisition. We completed the refurbishment of this rig from inventory at a cost of approximately $2.2 million and deployed it in October 2003. It has been working for the same operator since April 2004. It is currently working on a well-to-well basis.

Rig 14. This Mid-Continent U-712-EA rig was acquired in the Elk Hill acquisition. We completed the refurbishment of this rig from inventory at a cost of approximately $4.8 million and deployed it in March 2005. It has been working for the same operator since it was refurbished. It is currently working on a well-to-well basis.

Rig 12. This Gardner Denver 1100E rig was acquired in the Elk Hill acquisition. We completed the refurbishment of this rig from inventory at a cost of approximately $2.3 million and deployed it in March 2004. It is currently working under a two-year term contract that expires in April 2007.

Rig 11. This Gardner Denver 800E rig was acquired in the Elk Hill acquisition. We completed the refurbishment of this rig from inventory at a cost of approximately $2.7 million and deployed it in May 2004. It is currently working in Garvin County, Oklahoma on a well-to-well basis.

Rig 10. This Gardner Denver 800E rig was acquired in the Elk Hill acquisition. We completed the refurbishment of this rig from inventory at a cost of approximately $3.2 million and deployed it in August 2004. It is currently working in Caddo County, Oklahoma on a well-to-well basis. Five of the last seven wells drilled by this rig have been for the same operator.

Rig 3. This Cabot 900 was acquired in the Bison Drilling acquisition. It has been drilling horizontal wells in Pottawatomie County, Oklahoma for the same operator since November 2004. This rig is working on a well-to-well basis.

Rig 41. This Skytop Brewster N-46 rig was acquired as part of the Strata acquisitions. It has been working for the same operator for the last three years in Central and Western Oklahoma. This rig is currently working in Canadian County, Oklahoma on a well-to-well basis.

Rig 42. This Gardner Denver 500 rig was acquired as a part of the Strata acquisitions. It has been working for the same operator for the last three years in Central and Western Oklahoma. This rig is currently working in Canadian County, Oklahoma on a well-to-well basis.

Rig 9. This Gardner Denver 500 was acquired in the Ram acquisition. It has been drilling horizontal wells in Seminole County, Oklahoma for the same operator since March 2004. This rig is working on a well-to-well basis.

Rig 7. This Mid-Continent U36A was acquired in the Bison Drilling acquisition. It is drilling a well in Grady County, Oklahoma on a footage-based contract.

Rig 6. This Mid-Continent U36A was acquired in the Bison Drilling acquisition. It has been drilling in Woodward and Major Counties, Oklahoma for the same operator since March 2004. This rig is working on a well-to-well basis.

Rig 5. This Mid-Continent U36A was acquired in the Bison Drilling acquisition. It is drilling in Garvin County, Oklahoma on a well-to-well basis.

Rig 2. This Cardwell L-350 was acquired in the Bison Drilling acquisition. It works primarily in the Arkoma Basin in Eastern Oklahoma. This rig is currently working in Coal County, Oklahoma on a well-to-well basis.

Rigs Being Refurbished

We are currently in the process of refurbishing four rigs, two of which we anticipate will be completed in the third quarter of 2005 with the other two rigs completed in the fourth quarter of 2005.

Rig 19. This Mid-Continent U-1220 EB rig is currently being rigged up in our Oklahoma City yard. It was acquired as part of the Elk Hill acquisition. We started the refurbishment of this unit in March 2005. We anticipate the rig will be completed and drill ready in July 2005. This rig will be working under a two-year term contract.

Rig 8. This National 80-UE rig was acquired as part of the Elk Hill acquisition. We started its refurbishment in June 2005 and anticipate the rig will be completed and drill ready in the fourth quarter of 2005. We intend to mobilize Rig 8 to the Rocky Mountains under a term contract.

Rig 43. This National 80B rig is currently being rigged up in our Oklahoma City yard. It was acquired as part of the Strata acquisitions. We anticipate the rig will be completed and drill ready in the fourth quarter of 2005.

Rig 4. This Skytop Brewster N46 rig is currently being rigged up in our Oklahoma City yard. It was acquired as part of the Bison acquisition. We started the refurbishment of this unit in April 2005. We anticipate the rig will be completed and drill ready in July 2005. We intend to mobilize Rig 4 to the Piceance Basin in Colorado where we expect it will be operating under a term contract.

Rigs in Inventory

We currently have 15 rigs held in inventory in our rig yard in Oklahoma City. We define an inventoried rig as a rig that is included in our refurbishment plan and has been assigned a start and delivery date.

Rig 15. This Mid-Continent U-712-EA rig was acquired as part of the Elk Hill acquisition. We started the refurbishment of this unit in May 2005 and believe it can be delivered in the fourth quarter of 2005. We have ordered drill pipe, power packages and SCR house which are scheduled to be delivered in the third quarter of 2005.

Rig 17. This Skytop Brewster NE-95 rig was acquired as part of the Elk Hill acquisition. We intend to start its refurbishment in August 2005 and believe it can be delivered in the fourth quarter of 2005. We have ordered a new derrick and substructure, drill pipe, power packages and SCR house which are scheduled for delivery beginning in the third quarter of 2005.

Rig 20. This Mid-Continent U-914-EC rig was acquired as part of the Elk Hill acquisition. We intend to start its refurbishment in October 2005 and believe it can be delivered in the first quarter of 2006. We have ordered a new derrick and substructure, drill pipe, power packages and SCR house which are scheduled for delivery beginning in the fourth quarter of 2005.

Rig 23. This Continental Emsco D-3 rig was acquired as part of the Elk Hill acquisition. We intend to start its refurbishment in March 2006 and believe it can be delivered in the second quarter of 2006. We have ordered drill pipe, derrick and substructure power packages and SCR house which are scheduled for delivery beginning in the first quarter of 2006.

Rig 24. This Skytop Brewster NE-12 rig was acquired as part of the Elk Hill acquisition. We intend to start its refurbishment in April 2006 and believe it can be delivered in the third quarter of 2006. We have ordered drill pipe, power packages and SCR house which are scheduled for delivery beginning in the first quarter of 2006.

Rig 21. This Mid-Continent U-914-EC rig was acquired as part of the Elk Hill acquisition. We intend to start its refurbishment in October 2005 and believe it can be delivered in the third quarter of 2006. We have ordered a new derrick and substructure, drillpipe, power packages and SCR house which are scheduled for delivery beginning in the fourth quarter of 2005.

Rig 22. This Continental Emsco D-3 rig was acquired as part of the Elk Hill acquisition. We intend to start its refurbishment in October 2005 and believe it can be delivered in the fourth quarter of 2006. We have ordered drill pipe, power packages and SCR house which are scheduled for delivery beginning in the fourth quarter of 2005.

Rig 25. This National 1320-UE rig was acquired as part of the Elk Hill acquisition. We intend to start its refurbishment in May 2006 and believe it can be delivered in the fourth quarter of 2006. We have ordered drill pipe, power packages and SCR house which are scheduled for delivery beginning in the first quarter of 2006.

We intend to refurbish and deploy Rig 1 and Rigs 26 through 32 on a periodic basis, with such refurbishment currently scheduled for completion by the end of the first quarter of 2008.

Excess Rig Inventory

We currently have four rigs which we believe can be refurbished, but are not currently part of our refurbishment plan. We periodically review the market, our financial condition and our refurbishment yard capacity to determine if we will add additional rigs to our refurbishment plan.

Excess Equipment

We have an inventory of excess rig equipment that includes 37 drawworks (30 of which are 1,000 horsepower or higher), 69 blocks, 65 blow out preventers, 14 electric brakes, 52 hydromatic brakes, 45 rotary tables and 30 swivels. This inventoried equipment could be used with newly ordered or purchased parts to build additional rigs.

As of March 31, 2005, we owned a fleet of 14 trucks and related transportation equipment that we use to transport our drilling rigs to and from drilling sites. By owning our own trucks, we reduce the cost of rig moves and reduce downtime between rig moves.

We believe that our operating drilling rigs and other related equipment are in good operating condition. Our employees perform periodic maintenance and minor repair work on our drilling rigs. Historically, we have relied on various oilfield service companies for major repair work and overhaul of our drilling equipment. In April 2005, we opened a 41,000 square foot machine shop in Oklahoma City which allows us to refurbish and repair our rigs and equipment in-house. In the event of major breakdowns or mechanical problems, our rigs could be subject to significant idle time and a resulting loss of revenue if the necessary repair services are not immediately available.

Drilling Contracts

As a provider of contract land drilling services, our business and the profitability of our operations depend on the level of drilling activity by oil and natural gas exploration and production companies operating in the geographic markets where we operate. Our business has generally not been affected by seasonal fluctuations. The oil and natural gas exploration and production industry is a historically cyclical industry characterized by significant changes in the levels of exploration and development activities. During periods of lower levels of drilling activity, price competition tends to increase and results in decreases in the profitability of daywork contracts. In this lower level drilling activity and competitive price environment, we may be more inclined to enter into footage contracts that expose us to greater risk of loss without commensurate increases in potential contract profitability.

We obtain our contracts for drilling oil and natural gas wells either through competitive bidding or through direct negotiations with customers. Our drilling contracts generally provide for compensation on either a daywork or footage basis. The contract terms we offer generally depend on the complexity and risk of operations, the on-site drilling conditions, the type of equipment used and the anticipated duration of the work to be performed. Generally, our contracts provide for the drilling of a single well and typically permit the customer to terminate on short notice, usually on payment of an agreed fee.

The following table presents, by type of contract, information about the total number of wells we completed for our customers during the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002.

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002
Daywork	21	10	77	39	13
Footage	4	5	11	28	5
Turnkey	—	—	—	—	—

Total number of wells	25	15	88	67	18

Daywork Contracts.  Under daywork drilling contracts, we provide a drilling rig with required personnel to our customer who supervises the drilling of the well. We are paid based on a negotiated fixed rate per day while the rig is used. Daywork drilling contracts specify the equipment to be used, the size of the hole and the depth of the well. Under a daywork drilling contract, the customer bears a large portion of the out-of-pocket drilling costs and we generally bear no part of the usual risks associated with drilling, such as time delays and unanticipated costs.

Footage Contracts.  Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well. We typically pay more of the out-of-pocket costs associated with footage contracts as compared to daywork contracts. The risks to us on a footage contract are greater because we assume most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors’ services, supplies, cost escalation and personnel. We manage this additional risk through the use of engineering expertise and bid the footage contracts accordingly, and we maintain insurance coverage against some, but not all, drilling hazards. However, the occurrence of uninsured or under-insured losses or operating cost overruns on our footage jobs could have a negative impact on our profitability.

Turnkey Contracts.  Turnkey contracts typically provide for a drilling company to drill a well for a customer to a specified depth and under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. The drilling company would provide technical expertise and engineering services, as well as most of the equipment and drilling supplies required to drill the well. The drilling company may subcontract for related services, such as the provision of casing crews, cementing and well logging. Under typical turnkey drilling arrangements, a drilling company would not receive progress payments and would be paid by its customer only after its have performed the terms of the drilling contract in full.

Although we have not historically entered into any turnkey contracts, we may decide to enter into such arrangements in the future. The risks to a drilling company under a turnkey contract are substantially greater than on a well drilled on a daywork basis. This is primarily because under a turnkey contract the drilling company assumes most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors’ services, supplies, cost escalations and personnel.

Customers and Marketing

We market our rigs to a number of customers. In 2004, we drilled wells for 29 different customers, compared to 33 customers in 2003 and 12 customers in 2002. The following table shows our customers which accounted for more than 5% of our total contract drilling revenue for each of our last three years.

Customer	Total Contract Drilling Revenue Percentage
2004
Carl E. Gungoll Exploration, L.L.C.	11%
Western Oil and Gas Development Co.	9%
New Dominion, L.L.C.	9%
Chesapeake Energy Corporation.	7%
XTO Energy	7%
Triad Energy	6%
Ward Petroleum Corp.	6%

2003
Carl E. Gungoll Exploration, L.L.C.	13%
Zinke and Trumbo, Inc.	11%
Questar Exploration & Production	8%
Medicine Bow Operating Co.	8%
Apache Corporation	7%

2002
Westport Oil and Gas Company, L.P.	23%
Prime Operating Company	16%
Windsor Energy Group, L.L.C.	13%
BRG Petroleum Corp.	7%
Carl E. Gungoll Exploration, L.L.C.	7%
King Energy, L.L.C.	7%
Titan Resources	6%

We primarily market our drilling rigs through employee marketing representatives. These marketing representatives use personal contacts and industry periodicals and publications to determine which operators are planning to drill oil and natural gas wells in the near future in our market areas. Once we have been placed on the “bid list” for an operator, we will typically be given the opportunity to bid on most future wells for that operator in the areas in which we operate. Our rigs are typically contracted on a well-by-well basis.

From time to time we also enter into informal, nonbinding commitments with our customers to provide drilling rigs for future periods at specified rates plus fuel and mobilization charges, if applicable, and escalation provisions. This practice is customary in the contract land drilling services business during times of tightening rig supply.

Competition

We encounter substantial competition from other drilling contractors. Our primary market area is highly fragmented and competitive. The fact that drilling rigs are mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry.

The drilling contracts we compete for are usually awarded on the basis of competitive bids. Our principal competitors are Nabors Industries, Inc., Patterson-UTI Energy, Inc., Unit Corp. and Helmerich & Payne, Inc. We believe pricing and rig availability are the primary factors our potential customers consider in determining which drilling contractor to select. In addition, we believe the following factors are also important:

•	the type and condition of each of the competing drilling rigs;

•	the mobility and efficiency of the rigs;

•	the quality of service and experience of the rig crews;

•	the offering of ancillary services; and

•	the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

While we must be competitive in our pricing, our competitive strategy generally emphasizes the quality of our equipment and the experience of our rig crews to differentiate us from our competitors. This strategy is less effective as lower demand for drilling services or an oversupply of rigs usually results in increased price competition and makes it more difficult for us to compete on the basis of factors other than price. In all of the markets in which we compete, an oversupply of rigs can cause greater price competition.

Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions. An influx of rigs from other regions could rapidly intensify competition and reduce profitability.

Many of our competitors have greater financial, technical and other resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand industry downturns;

•	compete more effectively on the basis of price and technology;

•	better retain skilled rig personnel; and

•	build new rigs or acquire and refurbish existing rigs so as to be able to place rigs into service more quickly than us in periods of high drilling demand.

Raw Materials

The materials and supplies we use in our drilling operations include fuels to operate our drilling equipment, drilling mud, drill pipe, drill collars, drill bits and cement. We do not rely on a single source of supply for any of these items. While we are not currently experiencing any shortages, from time to time there have been shortages of drilling equipment and supplies during periods of high demand.

Shortages could result in increased prices for drilling equipment or supplies that we may be unable to pass on to customers. In addition, during periods of shortages, the delivery times for equipment and supplies can be substantially longer. Any significant delays in our obtaining drilling equipment or supplies could limit drilling operations and jeopardize our relations with customers. In addition, shortages of drilling equipment or supplies could delay and adversely affect our ability to obtain new contracts for our rigs, which could have a material adverse effect on our financial condition and results of operations.

Operating Risks and Insurance

Our operations are subject to the many hazards inherent in the contract land drilling business, including the risks of:

•	blowouts;

•	fires and explosions;

•	loss of well control;

•	collapse of the borehole;

•	lost or stuck drill strings; and

•	damage or loss from natural disasters.

Any of these hazards can result in substantial liabilities or losses to us from, among other things:

•	suspension of drilling operations;

•	damage to, or destruction of, our property and equipment and that of others;

•	personal injury and loss of life;

•	damage to producing or potentially productive oil and natural gas formations through which we drill; and

•	environmental damage.

We seek to protect ourselves from some but not all operating hazards through insurance coverage. However, some risks are either not insurable or insurance is available only at rates that we consider uneconomical. Those risks include pollution liability in excess of relatively low limits. Depending on competitive conditions and other factors, we attempt to obtain contractual protection against uninsured operating risks from our customers. However, customers who provide contractual indemnification protection may not in all cases have sufficient financial resources or maintain adequate insurance to support their indemnification obligations. We can offer no assurance that our insurance or indemnification arrangements will adequately protect us against liability or loss from all the hazards of our operations. The occurrence of a significant event that we have not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to us could materially and adversely affect our results of operations and financial condition. Furthermore, we may not be able to maintain adequate insurance in the future at rates we consider reasonable.

Upon completion of this offering, our insurance coverage will include property insurance on our rigs, drilling equipment and real property. Our insurance coverage for property damage to our rigs and to our drilling equipment will be based on a third party estimate of the appraised value of the rigs and drilling equipment. The policy will provide for a deductible on rigs of $1.0 million per occurrence and a $40.0 million aggregate stop loss. Our third-party liability insurance coverage will be $5.0 million per occurrence and in the aggregate, with a deductible of $10,000 per occurrence. We believe that we are adequately insured for public liability and property damage to others with respect to our operations. However, such insurance may not be sufficient to protect us against liability for all consequences of well disasters, extensive fire damage or damage to the environment.

Employees

We currently have approximately 400 employees. Approximately 32 of these employees are salaried administrative or supervisory employees. The rest of our employees are hourly employees who operate or maintain our drilling rigs and rig-hauling trucks. The number of hourly employees fluctuates depending on the number of drilling projects we are engaged in at any particular time. None of our employees are subject to collective bargaining arrangements.

Certain personnel of our affiliate, Gulfport Energy Corporation, provide administrative services to us, including accounting, human resources, legal and technical support. We reimbursed Gulfport for its dedicated employee time, office space and general and administrative costs based upon the pro rata share of time its employees spend performing services for us. Effective April 1, 2005, we entered into an administrative services agreement with Gulfport with respect to those services. See “Certain Relationships and Related Party Transactions—Administrative Services Agreement and Lease of Space” for additional information regarding the administrative services agreement.

Our operations require the services of employees having the technical training and experience necessary to obtain the proper operational results. As a result, our operations depend, to a considerable extent, on the continuing availability of such personnel. Although we have not encountered material difficulty in hiring and retaining qualified rig crews, shortages of qualified personnel are occurring in our industry. If we should suffer any material loss of personnel to competitors or be unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our equipment, our operations could be materially and adversely affected. While we believe our wage rates are competitive and our relationships with our employees are satisfactory, a significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both. The occurrence of either of these events for a significant period of time could have a material and adverse effect on our financial condition and results of operations.

Facilities

Our corporate headquarters is located at 14313 North May Avenue, Oklahoma City, Oklahoma in an office building owned by our affiliate, Gulfport. We lease approximately 1,100 square feet of space in the office building for which we pay Gulfport approximately $1,740 per month. This lease of office space is included in our administrative services agreement with Gulfport. The administrative services agreement has a three-year term, and upon expiration, it will continue on a month-to-month basis until cancelled by either party with at least 30 days prior written notice. The administrative services agreement is terminable (1) by us at any time with at least 30 days prior written notice to Gulfport and (2) by either party if the other party is in material breach and such breach has not been cured within 30 days of receipt of written notice of such default. See “Certain Relationships and Related Party Transaction—Administrative Services Agreement and Lease of Space” for further discussion regarding the administrative services agreement.

We own a 16 acre yard in Oklahoma City, Oklahoma which we acquired in connection with our Strata acquisitions. This yard is used for equipment storage and the refurbishment of stacked rigs. In addition, we lease the following from unaffiliated third parties:

•	a 15 acre yard which includes an operations office, rig and equipment storage and a repair facility in Oklahoma City, Oklahoma;

•	a 16 acre yard used for equipment storage and the refurbishment of our stacked rigs in Oklahoma City, Oklahoma;

•	a 10 acre yard used as our trucking fleet headquarters in Noble, Oklahoma; and

•	a 13 acre yard which includes our machine shop used for drilling rig refurbishment, repair and maintenance in Oklahoma City, Oklahoma.

We believe these facilities are adequate to serve our current and anticipated needs.

Governmental Regulation

Our operations are subject to stringent federal, state and local laws and regulations governing the protection of the environment and human health and safety. Several such laws and regulations relate to the disposal and discharge of hazardous oilfield waste and other waste material into the environment. Several such laws also require removal and remedial action and other cleanup under certain circumstances, commonly regardless of fault. These laws and regulations may require the acquisition of permits before drilling commences and may restrict the types, quantities, concentrations and control of substances that can be released into the environment. Planning, implementation and maintenance of protective measures are required to prevent accidental discharges. Spills of oil, natural gas liquids, drilling fluids and other substances may subject us to penalties and cleanup requirements. Handling, storage and disposal of both hazardous and non-hazardous wastes are also subject to these regulatory requirements. In addition, our operations are often conducted in or near ecologically sensitive areas, which are subject to special protective measures and which may expose us to additional operating costs and liabilities for accidental discharges of oil, natural gas, drilling fluids, contaminated water or other substances or for noncompliance with other aspects of applicable laws and regulations.

The federal Clean Water Act, as amended by the Oil Pollution Act, the federal Clean Air Act, the federal Resource Conservation and Recovery Act, CERCLA, the Safe Drinking Water Act, OSHA and their state counterparts and similar statutes are the primary vehicles for imposition of such requirements and for civil, criminal and administrative penalties and other sanctions for violation of their requirements. The OSHA hazard communication standard, the Environmental Protection Agency “community right-to-know” regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require us to organize and report information about the hazardous materials we use in our operations to employees, state and local government authorities and local citizens. In addition, CERCLA, also known as the “Superfund” law, and similar state statutes impose strict liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered responsible for the release or threatened release of hazardous substances into the environment. These persons include the current owner or operator of a facility where a release has occurred, the owner or operator of a facility at the time a release occurred and companies that disposed of or arranged for the disposal of hazardous substances found at a particular site. This liability may be joint and several. Such liability, which may be imposed for the conduct of others and for conditions others have caused, includes the cost of removal and remedial action as well as damages to natural resources. Few defenses exist to the liability imposed by environmental laws and regulations. It is also not uncommon for third parties to file claims for personal injury and property damage caused by substances released into the environment.

Environmental laws and regulations are complex and subject to frequent changes. Failure to comply with governmental requirements or inadequate cooperation with governmental authorities could subject a responsible party to administrative, civil or criminal action. We may also be exposed to environmental or other liabilities originating from businesses and assets that we acquired from others. Compliance with applicable environmental laws and regulations has not, to date, materially affected our capital expenditures, earnings or competitive position, although compliance measures have added to our costs of operating drilling equipment. We do not expect to incur material capital expenditures in our next fiscal year in order to comply with current or reasonably anticipated environment control requirements. However, our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of regulatory noncompliance or contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate.

In addition, our business depends on the demand for land drilling services from the oil and natural gas industry and, therefore, is affected by tax, environmental and other laws relating to the oil and natural gas industry generally, by changes in those laws and by changes in related administrative regulations. It is possible that these laws and regulations may in the future add significantly to our operating costs or those of our customers or otherwise directly or indirectly affect our operations.

Legal Proceedings

We are plaintiffs in a lawsuit involving Atoka Operating, Inc., the defendant, originally filed by us on September 7, 2004 in the 15th Judicial District Court, Grayson County, Texas. This is a breach of contract suit or, alternatively, a suit on a sworn account wherein we sued the defendant for $942,000 as a result of the defendant’s refusal to make payment pursuant to the terms of a drilling contract. The defendant filed a counterclaim on October 11, 2004 for damages in excess of $2.8 million, alleging breach of contract, negligence, gross negligence and breach of warranties. Discovery is ongoing and no trial date has yet been set by the Court. We are vigorously prosecuting our claims and defending against the counterclaims in this matter and will continue to file appropriate responses, motions and documents as necessary. It is not possible to predict the outcome of this matter.

Due to the nature of our business, we are, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment related disputes. In the opinion of our management, with the exception of the matter discussed in the prior paragraph, none of the pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position
D. Frank Harrison	57	Chief Executive Officer and Director
Steven C. Hale	44	President and Chief Operating Officer
Zachary M. Graves	30	Chief Financial Officer
Mike Liddell	51	Chairman of the Board and Director
David L. Houston	52	Director
Michael O. Thompson	51	Director
Phillip Lancaster	47	Director

D. Frank Harrison has served as served as Chief Executive Officer and a director of our company since May 2005. Mr. Harrison served as President of Harding & Shelton, Inc., a privately held oil and natural gas exploration, drilling and development firm, from 1999 to 2002. From 2002 to 2005, Mr. Harrison served as an agent for the purchase and sale of oil and gas properties for entities controlled by Wexford. Mr. Harrison has served since 2003 as a member of the board of directors of Geokinetics, Inc., a publicly held seismic acquisition and interpretation company. He graduated from Oklahoma State University with a Bachelor of Science degree in Sociology.

Steven C. Hale has served as President and Chief Operating Officer of our company since its inception in 2001. Mr. Hale oversaw our purchase of assets from Bison Drilling, U.S. Rig & Equipment and Elk Hill Drilling. Between 1995 and 2001, he served as Manager of Bison Drilling, a contract drilling company. He has 19 years of experience in the land drilling business. He graduated from the University of Oklahoma with a Bachelor of Business Administration degree in Petroleum Land Management.

Zachary M. Graves has served as Chief Financial Officer of our company since April 2005. He previously served as our Controller and the Controller of Gulfport from April 2003 to March 2005. Prior to joining our company, Mr. Graves served as an accountant with KPMG LLP from August 2000 to April 2003. He received a Bachelor of Business Administration degree in Accounting from the University of Oklahoma and is a licensed Certified Public Accountant.

Mike Liddell has served as the Chairman of the Board and a director of our company since May 2005. Mr. Liddell has served as a director of Gulfport Energy Corporation since July 11, 1997, as its Chief Executive Officer since April 28, 1998, as its Chairman of the Board since July 28, 1998 and as its President since July 15, 2000. He received a Bachelor of Science degree in Education from Oklahoma State University.

David L. Houston has served as a director of our company since May 2005. Since 1991, Mr. Houston has been the principal financial advisor of Houston Financial, a firm that offers life and disability insurance, compensation and benefits plans and estate planning. He currently serves on the board of directors of Gulfport Energy Corporation and the board of directors and executive committee of Deaconess Hospital, located in Oklahoma City, Oklahoma. Mr. Houston is the former chair of the Oklahoma State Ethics Commission and the Oklahoma League of Savings Institutions. He received a Bachelor of Science degree in Business from Oklahoma State University and a graduate degree in Banking from Louisiana State University.

Michael O. Thompson has served as a director of our company since July 2005. Mr. Thompson is the president of the Oklahoma Independent Petroleum Association (OIPA). The OIPA is the largest state-based oil and natural gas association in the United States. Mr. Thompson has directed the affairs of the OIPA for 13 years. Mr. Thompson also served as the OIPA’s lobbyist from 1988 to 1989. Mr. Thompson is executive director of the Oklahoma Energy Education Foundation and administrator of the Oklahoma Energy Resources Board. He received a Bachelor of Arts degree from East Central University.

Phillip Lancaster has served as a director of our company since July 2005. Mr. Lancaster is currently a Director and founder of three Australian companies, Ozpride Pty LTD., Texoz Pty LTD and Magipark Pty LTD, whose principal business is real-estate investment and property management in Australia. Mr. Lancaster is also currently a management partner for a sports management facility in Dallas, Texas affiliated with ClubCorp. Mr. Lancaster was the managing partner of Lankin Drilling Fund, Inc. from 1985 through 1999. Mr. Lancaster received a Bachelor of Science degree in Sociology from David Lipscomb College in 1978.

Our Board of Directors and Committees

Our board of directors currently consists of five directors, three of whom, David L. Houston, Michael O. Thompson and Phillip Lancaster, are independent under The Nasdaq National Market listing standards. Our directors generally serve one-year terms from the time of their election until the next annual meeting of stockholders or until their successors are duly elected and qualified.

Our board of directors will establish an audit committee in connection with this offering whose functions include the following:

•	assist the board of directors in its oversight responsibilities regarding (1) the integrity of our financial statements, (2) our risk management compliance with legal and regulatory requirements, (3) our system of internal controls regarding finance and accounting and (4) our accounting, auditing and financial reporting processes generally, including the qualifications, independence and performance of the independent auditor;

•	prepare the report required by the SEC for inclusion in our annual proxy or information statement;

•	appoint, retain, compensate, evaluate and terminate our independent accountants;

•	approve audit and non-audit services to be performed by the independent accountants; and

•	perform such other functions as the board of directors may from time to time assign to the audit committee.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter. Our audit committee will include three directors, Mr. Houston, Mr. Thompson and Mr. Lancaster, who satisfy the independence requirements of current SEC rules and The Nasdaq National Market listing standards. We also expect that one of the members of the audit committee will qualify as an audit committee financial expert as defined under these rules and listing standards, and the other members of our audit committee will satisfy the financial literacy standards for audit committee members under these rules and listing standards.

Pursuant to our bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations. Because we are considered to be controlled by Wexford under The Nasdaq National Market rules, we are eligible for exemptions from provisions of these rules requiring a majority of independent directors, nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. We have elected to take advantage of these exemptions. In the event that we cease to be a controlled company within the meaning of these rules, we will be required to comply with these provisions after the specified transition periods.

Director Compensation

To date, none of our directors has received compensation for services rendered as a board member. Members of our board of directors who are also officers or employees of our company will not receive compensation for their services as directors. It is anticipated that after the completion of this offering, we will pay our non-employee directors a monthly retainer of $1,000 and a per meeting attendance fee of $500 and reimburse all ordinary and necessary expenses incurred in the conduct of our business.

In connection with this offering, we intend to implement our 2005 Stock Incentive Plan. Under the plan, certain non-employee directors will be granted a nonqualified stock option to purchase 20,000 shares of our common stock at an exercise price equal to the initial public offering price. Options granted to eligible non-employee directors under the plan will vest in 36 equal monthly installments beginning on the date of grant and will be exercisable for a period of ten years beginning on the date of its grant.

Compensation Committee Interlocks and Insider Participation

We do not currently have a compensation committee. None of our executive officers serves, or has served during the past year, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

Steven C. Hale, our President and Chief Operating Officer, earned $125,000 during each of the years ended December 31, 2004, 2003 and 2002. No other executive officer earned or received more than $100,000 in salary and bonus for 2004.

We have never had any stock option or other equity compensation plans and, as a result, there were no stock option grants to, or option exercises by, Mr. Hale during 2004, 2003 or 2002.

2005 Stock Incentive Plan

In connection with this offering, we intend to implement our 2005 Stock Incentive Plan and approve the forms of stock option agreement and stock option exercise agreement to be used by participants under the plan. The purpose of the plan is to enable our company, and any of its affiliates, to attract and retain the services of the types of employees, consultants and directors who will contribute to our long range success and to provide incentives which are linked directly to increases in share value which will inure to the benefit of our stockholders. The plan provides a means by which eligible recipients of awards may be given an opportunity to benefit from increases in value of our common stock through the granting of incentive stock options and nonstatutory stock options.

Eligible award recipients are employees, consultants and directors of our company and its affiliates. Incentive stock options may be granted only to our employees. Awards other than incentive stock options may be granted to employees, consultants and directors. The shares that may be issued pursuant to awards consist of our authorized but unissued common stock, and the maximum aggregate amount of such common stock which may be issued upon exercise of all awards under the plan, including incentive stock options, may not exceed 500,000 shares, subject to adjustment to reflect certain corporate transactions or changes in our capital structure.

We anticipate granting options to employees and certain non-employee directors to purchase a total of 390,000 shares of our common stock under the plan upon completion of this offering, including option grants covering a total of 200,000 shares to D. Frank Harrison. These options will have an exercise price equal to the initial public offering price, will have a term of ten years and will vest in 36 equal monthly installments beginning on the date of grant. In addition, we will grant options to eligible non-employee directors as described in “—Director Compensation,” above.

Employment Agreements

Upon completion of this offering, we intend to enter into an employment agreement with Mr. Hale that provides for an annual base salary of $175,000. The term of Mr. Hale’s employment will be one year. The employment agreement will provide that in the event that Mr. Hale is terminated by us without cause, Mr. Hale will be entitled to severance pay in an aggregate amount equal to three months of Mr. Hale’s then current base salary. The employment agreement will prohibit Mr. Hale, during the term of the agreement and for a period of five years following the termination of Mr. Hale’s employment, from directly or indirectly disclosing any confidential information Mr. Hale obtained as a result of his employment.

Under the terms of an agreement between Bronco Drilling Holdings, L.L.C. and Steven C. Hale, our President and Chief Operating Officer, following successful completion of this offering, Mr. Hale will be entitled to receive the sum of $2.0 million and shares of our common stock having a market value of $2.0 million based on the initial public offering price. These payments will be made by Bronco Drilling Holdings and not by us. We will account for these payments as a capital contribution to us in the amount of $4.0 million and compensation expense in the amount of $4.0 million during the period in which such obligations are incurred.

Limitations of Liability and Indemnification of Directors and Officers

Certificate of Incorporation and Bylaws

Our certificate of incorporation, which will be amended and restated in connection with this offering, will provide that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the Delaware General Corporation Law, or DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by the DGCL:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

Our certificate of incorporation will also provide that we will, to the fullest extent permitted by Delaware law, indemnify our directors and officers against losses that they may incur in investigations and legal proceedings resulting from their service.

Our bylaws include provisions relating to advancement of expenses and indemnification rights consistent with those provided in our certificate of incorporation. In addition, our bylaws provide:

•	for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time; and

•	permit us to purchase and maintain insurance, at our expense, to protect us and any of our directors, officers and employees against any loss, whether or not we would have the power to indemnify that person against that loss under Delaware law.

Liability Insurance

We intend to provide liability insurance for our directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification from us is sought. We are not aware of any threatened litigation that may result in claims for indemnification from us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Administrative Services Agreement and Lease of Space

Historically, we have outsourced a significant portion of our administrative functions to Gulfport Energy Corporation and will continue to do so after completion of this offering pursuant to an administrative services agreement. In addition, we use approximately 1,100 square feet of space in an office building owned by Gulfport in Oklahoma City, Oklahoma. We have reimbursed Gulfport for its dedicated employee time, office space and general and administrative costs based upon the pro rata share of time its employees spend performing services for us. In 2004, 2003 and 2002, we made payments for such services and overhead totaling approximately $115,000, $33,000 and $37,000, respectively. Effective April 1, 2005, we entered into an administrative services agreement with Gulfport. Under this agreement, Gulfport’s services for us include accounting, human resources, legal and technical support. In return for the services rendered by Gulfport, we have agreed to pay Gulfport an annual fee of approximately $414,000 payable in equal monthly installments during the term of this agreement. In addition, we will continue to lease approximately 1,100 square feet of office space from Gulfport for our headquarters. We will pay Gulfport annual rent of approximately $20,900 payable in equal monthly installments. The services being provided to us and the fees for such services can be amended by mutual agreement of the parties. The administrative services agreement has a three-year term, and upon expiration of that term the agreement will continue on a month-to-month basis until cancelled by either party with at least 30 days prior written notice. The administrative services agreement is terminable (1) by us at any time with at least 30 days prior written notice to Gulfport and (2) by either party if the other party is in material breach and such breach has not been cured within 30 days of receipt of written notice of such breach. The fees payable by us under the administrative services agreement were arrived at through negotiations between us and Gulfport. Although we believe the fees are reasonable, we have not determined whether unrelated third parties could provide comparable services at a lower cost. Two of our directors, Mike Liddell and David L. Houston, are also directors of Gulfport and Mr. Liddell is the Chief Executive Officer of Gulfport. Wexford, our principal stockholder, is also the largest stockholder of Gulfport.

Credit Facilities

On July 1, 2004, we entered into a revolving line of credit with International Bank of Commerce with a borrowing base of the lesser of $2.0 million or 80% of current receivables. Our performance obligations under this credit facility have been guaranteed by Wexford Partners VI, L.P., a fund controlled by Wexford, and Taurus Investors, LLC, a member of our predecessor company that is also controlled by Wexford. Borrowings under this line bear interest at a rate equal to the greater of 4.0% or JPMorgan Chase prime (effective rate of 5.75% at March 31, 2005). Accrued but unpaid interest is payable monthly, and we are current in our monthly interest payments through the date of this prospectus. On January 1, 2005, we amended our line of credit with International Bank of Commerce to increase the borrowing base to the lesser of $3.0 million or 80% of current receivables. The line of credit matures on November 1, 2005. At March 31, 2005, our outstanding borrowings under this line of credit were $2.5 million.

On February 15, 2005, we entered into a $5.0 million revolving credit facility with Solitair LLC, an entity controlled by Wexford. Borrowings under this facility bear interest at a rate equal to LIBOR plus 5.0% (effective rate of 7.69% at March 31, 2005). Payments of principal and accrued but unpaid interest is due on the maturity date of the credit facility. In connection with the amendment of our senior credit facility with GECC on April 22, 2005, Solitair entered into a subordination agreement which, among other thing, effectively amended the maturity date of its loan to the later of (1) six months after the actual maturity date of our credit facility with GECC and (2) December 1, 2010. At March 31, 2005, our outstanding borrowings under this credit facility were $3.0 million. We subsequently borrowed an additional $2.0 million under this facility. We intend to repay all outstanding borrowings under this credit facility with a portion of the proceeds from this offering.

On June 30, 2005, we borrowed $13.0 million from Alpha Investors LLC, an entity controlled by Wexford, to fund a portion of our acquisitions of 100% of the membership interests in Strata Drilling,

L.L.C. and Strata Property, L.L.C. and a related rig yard for an aggregate of $20.0 million. The outstanding principal balance of the loan plus accrued but unpaid interest must be repaid in full upon the earlier to occur of the completion of this offering and the maturity of the loan on July 1, 2006. Borrowings under our loan with Alpha bear interest at a rate equal to LIBOR plus 5% until September 30, 2005 (effective rate of 8.11% when the loan was made on June 30, 2005), and thereafter at a rate equal to LIBOR plus 7.5%.

Drilling Services

During 2002 and 2003, we received $396,000 and $184,000, respectively, for drilling services rendered to Windsor Energy, LLC, an affiliate of Wexford. In addition, upon the refurbishment of Rig 4, which is anticipated in the third quarter of 2005, we expect to mobilize that rig to the Piceance Basin in Colorado under a term drilling contract with Windsor Energy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock; and

•	the selling stockholder.

Except as otherwise indicated, the beneficial owners named in the table below have sole voting and investment power with respect to all shares of capital stock held by them.

	Beneficial Ownership Prior to the Offering		Shares to be Sold in the Offering	Beneficial Ownership Immediately After the Offering
Name(1)	Number	Percent (2)		Number		Percent (2)
5% Stockholder:
Wexford Capital LLC (3)	13,360,000	100%	—	13,226,667	(4)	73.0%

Directors and Named Executive Officers:
D. Frank Harrison (5)	—	*	—	11,111		*
Steven C. Hale	—	*	—	133,333	(4)	*
Mike Liddell	—	*	—	—		*
David L. Houston (6)	—	*	—	1,111		*
Michael O. Thompson (6).	—	*	—	1,111		*
Phillip Lancaster (6)	—	*	—	1,111		*
Directors and executive officers as a group (7 persons) (7)	—	*	—	151,111		*

*	Less than 1%

(1)	Unless otherwise indicated, the address for all of the executive officers, directors and stockholders named below is c/o 14313 North May Avenue, Suite 100, Oklahoma City, Oklahoma 73134.

(2)	Percentage of beneficial ownership is based upon 13,360,000 shares of common stock outstanding prior to the offering, and 18,060,000 shares of common stock outstanding after the offering. The table assumes no exercise of the underwriters’ overallotment option. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares which such person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As a result, the denominator used in calculating the beneficial ownership among our stockholders may differ.

(3)	Wexford holds its shares of common stock through Bronco Drilling Holdings, L.L.C. Wexford’s address is Wexford Plaza, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

(4)	Reflects the transfer of shares of common stock from Bronco Drilling Holdings, L.L.C. to Steven C. Hale following successful completion of this offering pursuant to an existing agreement based on an assumed offering price of $15.00 per share (the mid-point of the range set forth on the cover of this prospectus). See “Management — Employment Agreements.”

(5)	Includes 11,111 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(6)	Includes 1,111 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(7)	Includes 14,444 shares beneficially owned by the directors and named executive officers under options that are currently exercisable or will become exercisable within 60 days after the date hereof and 3,334 shares beneficially owned by Mr. Graves under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

DESCRIPTION OF CAPITAL STOCK

We will amend and restate our certificate of incorporation and bylaws in connection with this offering. The following description of our common stock, certificate of incorporation and our bylaws are summaries thereof and are qualified by reference to our certificate of incorporation and our bylaws as so amended and restated, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. We have applied to have our shares of common stock quoted on The Nasdaq National Market.

Common Stock

Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of the board of directors can elect all the directors to be elected at that time, and, in such event, the holders of the remaining shares will be unable to elect any directors to be elected at that time. Our certificate of incorporation denies stockholders any preemptive rights to acquire or subscribe for any stock, obligation, warrant or other securities of ours. Holders of shares of our common stock have no redemption or conversion rights nor are they entitled to the benefits of any sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of shares of common stock shall be entitled to receive, pro rata, all the remaining assets of our company available for distribution to our stockholders after payment of our debts and after there shall have been paid to or set aside for the holders of capital stock ranking senior to common stock in respect of rights upon liquidation, dissolution or winding up the full preferential amounts to which they are respectively entitled.

Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of any assets legally available for such dividends, subject to both the rights of all outstanding shares of capital stock ranking senior to the common stock in respect of dividends and to any dividend restrictions contained in debt agreements.

Preferred Stock

Our board of directors is authorized to issue up to 1,000,000 shares of preferred stock in one or more series. The board of directors may fix for each series:

•	the distinctive serial designation and number of shares of the series;

•	the voting powers and the right, if any, to elect a director or directors;

•	the terms of office of any directors the holders of preferred shares are entitled to elect;

•	the dividend rights, if any;

•	the terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof;

•	the liquidation preferences and the amounts payable on dissolution or liquidation;

•	the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and

•	any other terms or provisions which the board of directors is legally authorized to fix or alter.

We do not need stockholder approval to issue or fix the terms of the preferred stock. The actual effect of the authorization of the preferred stock upon your rights as holders of common stock is unknown until our board of directors determines the specific rights of owners of any series of preferred stock. Depending upon the rights granted to any series of preferred stock, your voting power, liquidation preference or other rights could be adversely affected. Preferred stock may be issued in acquisitions or for other corporate purposes. Issuance in connection with a stockholder rights plan or other takeover defense could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of our company. We have no present plans to issue any shares of preferred stock.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Some provisions of our certificate of incorporation and our bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Undesignated preferred stock.  The ability to authorize and issue undesignated preferred stock may enable our board of directors to render more difficult or discourage an attempt to change control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interest, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Stockholder meetings.  Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or by a resolution adopted by a majority of our board of directors.

Requirements for advance notification of stockholder nominations and proposals.  Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

Stockholder action by written consent.  Our certificate of incorporation and bylaws provide that, except as may otherwise be provided with respect to the rights of the holders of preferred stock, no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by our board. This provision, which may not be amended except by the affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by our board.

Amendment of the bylaws.  Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Removal of Director.  Our certificate of incorporation and bylaws provide that members of our board of directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Amendment of the Certificate of Incorporation.  Our certificate of incorporation provides that, in addition to any other vote that may be required by law or any preferred stock designation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter or repeal, or adopt any provision as part of our certificate of incorporation inconsistent with the provisions of our certificate of incorporation dealing with distributions on our common stock, our board of directors, our bylaws, meetings of our stockholders or amendment of our certificate of incorporation.

The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Computershare Shareholder Services, Inc. and its subsidiary, EquiServe Trust Company, N.A., will be the transfer agent and registrar for our common stock.

SECURITIES ELIGIBLE FOR FUTURE SALE

Future sales in the public markets of substantial amounts of common stock could adversely affect the market prices prevailing from time to time for our common stock. It could also impair our ability to raise capital through future sales of equity securities.

Upon completion of this offering, we will have outstanding an aggregate of 18,060,000 shares, assuming no exercise of the underwriters’ overallotment option. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for shares, if any, which may be acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders, if any.

Lock-Up Agreements

We, our officers and directors and Bronco LLC, our predecessor company controlled by Wexford, have agreed to enter into lock-up agreements in favor of the underwriters that prohibit us and these other individuals or entities, directly or indirectly, from selling or otherwise disposing of any shares or securities convertible into shares for a period of 180 days from the date of this prospectus, without the prior written consent of Johnson Rice & Company L.L.C., subject to limited exceptions. Immediately following this offering, persons subject to lock-up agreements will beneficially own 13,377,778 shares, representing approximately 74% of the then outstanding shares, or approximately 72% if the underwriters’ overallotment option is exercised in full.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period the number of those restricted securities that does not exceed the greater of:

•	1% of the total number of shares then outstanding; and

•	the average weekly trading volume of the shares on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person that has not been one of our affiliates at any time during the three months preceding a sale, and that has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner of sale or other limitations contained in Rule 144.

Stock Options

An aggregate of 500,000 shares of our common stock will be reserved for issuance pursuant to our 2005 Stock Incentive Plan, of which options to purchase 390,000 shares will have been granted upon completion of this offering, none of which will be exercisable as of that date. We intend to file a registration statement on Form S-8 with respect to the issuance of all shares issuable under the plan. Accordingly, shares issued pursuant to this plan will be freely tradable, except for any shares held by our affiliates, as such term is defined by the SEC.

Registration Rights

In connection with our merger, we intend to enter into a registration rights agreement with Bronco Drilling Holdings, L.L.C., an entity controlled by Wexford. Under the registration rights agreement, Bronco Drilling Holdings will have three demand registration rights, as well as “piggyback” registration rights. The demand rights will enable Bronco Drilling Holdings to require us to register its shares of our common stock with the SEC at any time after the consummation of this offering, subject to the 180-day lock-up agreement it has entered into in connection with this offering. The piggyback rights will allow Bronco Drilling Holdings to register the shares of our common stock that it owns along with any shares that we register with the SEC. These registration rights are subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares.

UNDERWRITING

We, the selling stockholder and the underwriters named below will enter into an underwriting agreement dated the date of this prospectus with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling stockholder the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares
Johnson Rice & Company L.L.C.
Jefferies & Company, Inc.
Calyon Securities (USA) Inc.
Friedman, Billings, Ramsey & Co., Inc.

Total	4,700,000

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the condition that the representations and warranties made by us and the selling stockholder to the underwriters are true, that there has been no material adverse change to our condition or in the financial markets and that we and the selling stockholder deliver to the underwriters customary closing documents. The underwriters are obligated to purchase all of the shares of common stock (other than those covered by the overallotment option described below) if they purchase any of the shares.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $             per share. Security dealers may reallow a concession not in excess of $             per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

We and the selling stockholder have granted the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to an aggregate of 705,000 additional shares at the initial offering price per share, of which 555,000 would be sold by us and 150,000 would be sold by the selling stockholder. The underwriters may exercise this option solely to cover overallotments, if any, made in connection with this offering. If the overallotment option is exercised in full, the underwriters will purchase additional common shares from us and the selling stockholder in approximately the same proportion as shown in the table above.

The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholder and the proceeds, before expenses, payable to us and the selling stockholder.

	Per Share	Total
		Without Over- Allotment	With Over- Allotment
Public offering price by us
Underwriting fees to be paid by us
Proceeds, before expenses, to us

Public offering price by the selling stockholder
Underwriting fees to be paid by the selling stockholder
Proceeds, before expenses, to the selling stockholder

We estimate our expenses associated with the offering, excluding underwriting discounts and commissions, will be approximately $            . The selling stockholder will not bear any portion of these expenses.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that may be required to be made in respect of these liabilities.

We, the selling stockholder and our officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Johnson Rice & Company L.L.C., directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any share of common stock or any securities convertible into or exercisable or exchangeable for common stock, or file any registration statement under the Securities Act of 1933 with respect to any of the foregoing or enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, except for the sale to the underwriters in this offering, the issuance by us of any securities or options to purchase common stock under employee benefit plans existing as of the date of this prospectus, the issuance by us of securities in exchange for or upon conversion of our outstanding securities described herein, certain transfers in the case of officers and directors in the form of bona fide gifts, intra family transfers and transfers related to estate planning matters or the transfer by Bronco Drilling Holdings, L.L.C. to Steven C. Hale of shares of common stock valued at $2.0 million based on the initial public offering price pursuant to an existing agreement. Notwithstanding the foregoing, if (1) during the last 17 days of such 180-day restricted period we issue an earnings release or (2) prior to the expiration of such 180-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the foregoing restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

The underwriters may engage in overallotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under their overallotment option. The underwriters may close out a covered short sale by exercising its overallotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the overallotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

LEGAL MATTERS

The validity of the shares of common stock that are offered hereby by us and the selling stockholder will be passed upon by Akin Gump Strauss Hauer & Feld LLP. Certain legal matters will be passed upon for the underwriters by Porter & Hedges, L.L.P.

EXPERTS

The consolidated financial statements of Bronco Drilling Company, L.L.C. at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the balance sheet of Bronco Drilling Company, Inc. as of May 26, 2005 appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act covering the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed as part of the registration statement. When we complete this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any materials we file with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Bronco Drilling Company, L.L.C. and Subsidiaries (Predecessor)

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2003 and March 31, 2005 (unaudited)	F-3
Consolidated Statements of Operations and Members’ Equity for the Years Ended December 31, 2004, 2003 and 2002 and for the three months ended March 31, 2005 and 2004 (unaudited)	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002 and for the three months ended March 31, 2005 and 2004 (unaudited)	F-5
Notes to Consolidated Financial Statements	F-6

Bronco Drilling Company, Inc.

Report of Independent Registered Public Accounting Firm	F-16
Balance Sheet as of May 26, 2005	F-17
Note to Balance Sheet	F-18

Report of Independent Registered Public Accounting Firm

Members

Bronco Drilling Company, L.L.C.

We have audited the accompanying consolidated balance sheets of Bronco Drilling Company, L.L.C. (an Oklahoma limited liability company) and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and members’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bronco Drilling Company, L.L.C. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

April 21, 2005

Bronco Drilling Company, L.L.C. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	March 31, 2005	December 31,
ASSETS		2004	2003
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$749	$1,139	$1,663
Receivables
Trade, net of allowance for doubtful accounts of $146 in 2005 and 2004 and $0 in 2003	6,077	5,557	2,997
Contract drilling in progress	1,756	1,403	609
Other	—	—	75
Prepaid expenses	452	19	338

Total current assets	9,034	8,118	5,682

PROPERTY AND EQUIPMENT – AT COST
Drilling rigs and related equipment	92,860	86,090	67,144
Transportation, office and other equipment	2,199	1,992	1,447

	95,059	88,082	68,591
Less accumulated depreciation	8,273	6,913	3,238

	86,786	81,169	65,353
OTHER ASSETS
Debt issue costs, net of amortization	254	242	241
Restricted cash and other	2,254	614	644

	2,508	856	885

	$98,328	$90,143	$71,920

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$6,461	$3,922	$1,071
Accrued liabilities
Payroll related	322	863	57
Deferred revenue and other	1,552	396	16
Note payable	2,500	1,800	1,300
Current maturities of long-term debt	3,600	3,550	600

Total current liabilities	14,435	10,531	3,044

LONG-TERM DEBT; less current maturities ($3,000 to affiliate at March 31, 2005)	14,800	12,750	2,400

DEFERRED INCOME TAXES	15,944	16,059	15,774

COMMITMENTS AND CONTINGENCIES (Notes F and H)	—	—	—

MEMBERS’ EQUITY	53,149	50,803	50,702

	$98,328	$90,143	$71,920

The accompanying notes are an integral part of these statements.

Bronco Drilling Company, L.L.C. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS AND MEMBERS’ EQUITY

(Amounts in thousands, except per share amounts)

	Three Months Ended March 31,		Year ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)
Contract drilling revenues (13% from an affiliate in 2002)	$8,617	$3,677	$21,873	$12,533	$3,115

EXPENSES
Contract drilling	5,867	3,082	17,948	10,431	3,239
Depreciation	1,361	675	3,695	1,985	1,122
General and administrative	619	393	2,436	1,332	676

	7,847	4,150	24,079	13,748	5,037

Income (loss) from operations	770	(473)	(2,206)	(1,215)	(1,922)

OTHER INCOME (EXPENSE)

Interest expense	(58)	—	(285)	(21)	—
Interest income	4	2	10	3	5

	(54)	2	(275)	(18)	5

Income (loss) before income taxes	716	(471)	(2,481)	(1,233)	(1,917)
Deferred tax expense (benefit)	(115)	(28)	285	317	—

NET INCOME (LOSS)	831	(443)	(2,766)	(1,550)	(1,917)

Members’ equity at beginning of period	50,803	50,702	50,702	15,010	2,824

Capital contributions	1,515	—	2,867	37,242	14,103

Members’ equity at end of period	$53,149	$50,259	$50,803	$50,702	$15,010

PRO FORMA INFORMATION (unaudited):
Historical income (loss) from operations before income taxes	$716	$(471)	$(2,481)	$(1,233)	$(1,917)
Pro forma provision (benefit ) for income taxes	$270	$(175)	$(936)	$(465)	$(723)

Pro forma income (loss)	$446	$(296)	$(1,545)	$(768)	$(1,194)

Pro forma income (loss) per common share – Basic and Diluted	$0.03	$(0.02)	$(0.12)	$(0.06)	$(0.09)

Weighted average pro forma common shares outstanding-Basic and Diluted	13,360	13,360	13,360	13,360	13,360

The accompanying notes are an integral part of these statements.

Bronco Drilling Company, L.L.C. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended March 31,		Year ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)
Cash flows from operating activities
Net income (loss)	$831	$(443)	$(2,766)	$(1,550)	$(1,917)
Adjustments to reconcile net income ( loss) to net cash provided by (used in) operating activities
Depreciation and amortization	1,373	675	3,738	1,988	1,122
Change in deferred income taxes	(115)	(28)	285	317	—
Change in assets and liabilities
Receivables, net	(872)	307	(3,279)	(2,848)	(545)
Prepaid expenses	(434)	(29)	319	(307)	(3)
Other assets	(125)	75	30	(38)	(6)
Accounts payable	1,711	553	2,850	655	256
Accrued and other liabilities	614	34	1,187	(131)	203

Net cash provided by (used in) operating activities	2,983	1,144	2,364	(1,914)	(890)

Cash flows from investing activities
Acquisition of property and equipment	(6,148)	(4,745)	(19,511)	(4,246)	(379)
Restricted cash account	(1,515)	—	—	(600)	—
Acquisition of business	—	—	—	—	(12,500)

Net cash used in investing activities	(7,663)	(4,745)	(19,511)	(4,846)	(12,879)

Cash flows from financing activities
Debt issue costs	(25)	—	(44)	(244)	—
Proceeds from borrowings ($3,000 from affiliate in 2005)	3,700	3,000	15,500	4,300	—
Principal payments on borrowings	(900)	(250)	(1,700)	—	—
Capital contributions	1,515	—	2,867	3,742	14,103

Net cash provided by financing activities	4,290	2,750	16,623	7,798	14,103

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(390)	(851)	(524)	1,038	334

Cash and cash equivalents at beginning of year	1,139	1,663	1,663	625	291

Cash and cash equivalents at end of year	$749	$812	$1,139	$1,663	$625

Supplemental Disclosure of Cash Flow Information

Interest paid, net of amount capitalized	$45	$—	$241	$11	$—

Supplemental Disclosure of Noncash Investing and Financing Activities

In connection with the contribution of Elk Hill’s common stock and certain drilling rigs, structures and components to the Company by the Company’s members in 2003, assets of approximately $49,000 were acquired and liabilities of approximately $15,500 were assumed (Note B).

The accompanying notes are an integral part of these statements.

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

(Amounts in thousands, except per share amounts)

NOTE  A  -  ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Bronco Drilling, L.L.C. (the “Company”) was formed on June 1, 2001 and provides contract drilling services to oil and gas exploration and production companies, primarily in Oklahoma. As a limited liability company, members have limited liability for the obligations or debts of the Company and the term of the Company will expire upon the sale of all or substantially all of the Company’s properties. The Company has two consolidated subsidiaries: Elk Hill Drilling, Inc. (“Elk Hill”) and Wrangler Equipment, LLC. All material intercompany accounts and transactions have been eliminated in consolidation.

In August 2003, the Company’s members acquired and contributed to the Company the outstanding stock of Elk Hill. The cost of Elk Hill’s stock was allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition and, since Elk Hill is a taxable entity, the Company recognized deferred tax liabilities for the differences between the assigned values and the tax bases of the recognized assets acquired and liabilities assumed (see Note B).

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1.    Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less and money market mutual funds to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts and instruments which may not be federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents.

At December 31, 2004 and 2003, the Company had restricted cash of $600 at a bank that collateralized a letter of credit to the Company’s workers’ compensation insurer. At March 31, 2005, the Company had restricted cash of $2,115 at a bank collateralizing letters of credit with the Company’s workers’ compensation insurers.

2.    Revenue Recognition

The Company earns contract drilling revenue under daywork and footage contracts.

The Company follows the percentage-of-completion method of accounting for footage contract drilling arrangements. Under this method, drilling revenues and costs related to a well in progress are recognized proportionately over the time it takes to drill the well. Percentage-of-completion is determined based upon the amount of expenses including mobilization costs incurred through the measurement date as compared to total estimated expenses including mobilization costs to be incurred drilling the well. Under the percentage-of-completion method, management estimates are relied upon in the determination of the total estimated expenses to be incurred drilling the well. When estimates of revenues and expenses indicate a loss on a contract, the total estimated loss is accrued.

Revenues on daywork contracts are recognized based on the days completed at the dayrate each contract specifies.

The receivables from contract drilling in progress represents revenues in excess of amounts billed on contracts in progress.

Mobilization revenues and costs are deferred and recognized over the term of the related drilling contract using the percentage-of-completion method based on total contract expenses incurred in proportion to total estimated contract expenses.

Bronco Drilling Company, L.L.C. and Susidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited) (Amounts in thousands, except per share amounts)

NOTE  A  -  ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

2.    Revenue Recognition - Continued

Revenue arising from claims for amounts billed in excess of the contract price or for amounts not included in the original contract are recognized when billed less any allowance for uncollectibility. Revenue from such claims is only recognized if it is probable that the claim will result in additional revenue, the costs for the additional services have been incurred, management believes there is a legal basis for the claim and the amount can be reliably estimated. Historically, such claims have been immaterial as we have not billed any customers for amounts not included in the original contract.

3.    Accounts Receivable

Substantially all of the Company’s accounts receivable are due from companies in the oil and gas industry. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers, net of an allowance for doubtful accounts when the Company believes collection is doubtful. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off specific accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

4.    Property and Equipment

Property and equipment, including renewals and betterments, are capitalized and stated at cost, while maintenance and repairs are expensed currently. Assets are depreciated on a straight-line basis. The depreciable lives of drilling rigs and related equipment are three to 15 years. The depreciable life of other equipment is three years. Depreciation is not commenced until acquired rigs are placed in service. Once placed in service, depreciation continues when rigs are being repaired, refurbished or between periods of deployment. Assets not placed in service and not being depreciated were $32,261, $34,118 and $45,329 as of March 31, 2005 and December 31, 2004 and 2003, respectively.

The Company capitalizes interest as a component of the cost of drilling rigs constructed for its own use. During the year ended December 31, 2004, interest incurred was approximately $754, of which approximately $470 was capitalized and $284 was charged to operations. No amounts were capitalized in 2003 or 2002.

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based upon fair value of the asset.

5.    Debt Issue Costs

Legal fees and other debt issue costs incurred in obtaining financing are amortized over the term of the debt, approximately 60 months, using a method which approximates the effective interest method. Amortization expense was $43, $3 and $0 for the years ended December 31, 2004, 2003 and 2002, respectively, and is included in interest expense in the consolidated statements of operations. Accumulated amortization was $46 and $3 as of December 31, 2004 and 2003, respectively.

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

(Amounts in thousands, except per share amounts)

NOTE  A  -  ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

6.    Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

7.    Income Taxes

The Company, a limited liability company, is classified as a partnership for income tax purposes; accordingly, income taxes on net earnings are payable by the members and are not reflected in the financial statements. Pro forma adjustments are reflected on the statement of operations to provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109. For unaudited pro forma income tax calculations, deferred tax assets and liabilities were recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which the Company expects to recover or settle those temporary differences. A statutory Federal tax rate of 34% and effective state tax rate of 3.7% (net of Federal income tax effects) were used for the pro forma enacted tax rate for all periods with the exception of the three-month period ended March 31, 2004 which had an effective tax rate of 37.1%. The pro forma tax effects are based upon currently available information and assume the Company had been a taxable entity in all periods presented. Management believes that these assumptions provide a reasonable basis for presenting the pro forma tax effects.

Elk Hill is a taxable entity and a current income tax provision is provided for estimated income taxes payable or refundable on tax returns for the periods. Also, deferred income taxes are provided to reflect the future tax consequences of carryforwards and differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the carryforwards or the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The classification of current and noncurrent deferred tax assets and liabilities is based primarily on the classification of the assets and liabilities generating the difference.

8.    Pro Forma Income (Loss) Per Common Share

Pro forma income per basic and diluted common share is computed based on the weighted average pro forma number of basic and diluted shares outstanding during the period. Pro forma basic and diluted income (loss) per share is presented for all periods on the basis of shares to be issued to the Company’s founders.

9.    Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123(R), Share Based Payment, which revised SFAS No. 123, Accounting for Stock-Based

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

(Amounts in thousands, except per share amounts)

NOTE  A  -  ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Compensation. SFAS No. 123(R) requires entities to measure the fair value of equity share-based payments (stock compensation) at grant date, and recognize the fair value over the period during which an employee is required to provide services in exchange for the equity instrument as a component of the income statement. SFAS No. 123(R) is effective for annual periods beginning after June 15, 2005. The Company has not had any stock option plans and, therefore the adoption of SFAS No. 123(R) currently would have no impact on its financial position or results of operations. The adoption could have a future impact, however, as the Company intends to implement its 2005 stock incentive plan in connection with its initial public offering.

NOTE  B  -  ACQUISITIONS

In August 2003, the members of the Company acquired the outstanding stock of Elk Hill for $45,458, which was comprised of $30,000 paid in cash and $15,458 of assumed deferred tax liabilities, and contributed the stock to the Company. Elk Hill’s assets included drilling rigs and inventoried structures and components to complete drilling rigs which, with refurbishment and upgrades, can be placed in service to supplement the Company’s existing fleet. At the date of its acquisition, Elk Hill was an inactive corporation with no customers, employees, operations or operational drilling rigs. As part of the acquisition of Elk Hill, members of the Company acquired certain drilling rig structures and components from an affiliate of Elk Hill for $3,521 and contributed these assets to the Company. These assets will be used as component parts for drilling rigs and, as such, are reported as drilling rigs and related equipment in the accompanying consolidated balance sheets. At December 31, 2004, refurbishment had been completed on five drilling rigs and two drilling rigs were undergoing refurbishment. The Company expects to refurbish and complete additional drilling rigs at significant additional cost to the Company. The acquisitions were accounted for at the members’ cost basis and the results of their operations have been included in the consolidated results of operations since the date of contribution.

The following summarizes the assets acquired and liabilities assumed:

Drilling rigs and related equipment	$48,979
Deferred tax liabilities	(15,458)

Net assets acquired	$33,521

In May 2002, the Company acquired the drilling operations of Bison Drilling L.L.C. (“Bison”) and Four Aces Drilling L.L.C. (“Four Aces”) for approximately $12,500. Bison and Four Aces were wholly owned subsidiaries of a privately owned independent oil and gas exploration company. The assets consisted of seven drilling rigs and associated spare parts and equipment and were acquired to expand the Company’s drilling operations. The operations of the acquired companies are included in the statements of operations of the Company since the acquisition in May 2002. The purchase price was allocated to the drilling rigs and equipment based upon their fair value.

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

(Amounts in thousands, except per share amounts)

NOTE  B  -  ACQUISITIONS - CONTINUED

The following summarizes the assets acquired and liabilities assumed:

Drilling rigs and related equipment	$12,055
Vehicles	445

12,500
Liabilities assumed	—

Net assets acquired	$12,500

The unaudited pro forma information of the Company set forth below includes the operations of Bison and Four Aces for the year ended December 31, 2002 as if the acquisition occurred on January 1, 2002. The unaudited pro forma information is presented for information only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition been consummated at that time:

	As reported	Pro forma
Revenue	$3,115	$6,103

Net loss	$(1,917)	$(1,794)

NOTE  C  -  NOTE PAYABLE

Note payable consists of advances under a $2,000 revolving line of credit with a bank that bears interest based on JPMorgan Chase prime (effective rate of 5.25% at December 31, 2004). Interest on the line of credit is due monthly with outstanding principal due July 1, 2005 and is guaranteed by the Company’s members, and is collateralized by the Company’s accounts receivable. The note has certain financial covenants which include maintaining a 1 to 1 current ratio and minimum tangible net worth for which the Company was in compliance at December 31, 2004 and, among other things, prohibits the payment of dividends. Effective January 1, 2005, the line was increased to $3,000 and the maturity date extended to November 1, 2005.

NOTE  D  -  LONG-TERM DEBT

Long-term debt consists of the following at December 31:

	2004	2003
Corporate term note	$16,300	$3,000
Less current maturities	3,550	600

	$12,750	$2,400

The term note from a commercial lender provides for monthly advances at the Company’s request of at least $3,000, subject to maximum borrowings of $18,000. At December 31, 2004, the Company has no amounts available to be advanced. Each advance is payable in 60 equal monthly installments with final maturity at April 1, 2010. Interest is due monthly at LIBOR plus 5% (effective rate of 7.28% at December 31, 2004). The term note is collateralized by the Company’s assets, excluding cash and accounts receivable. Effective April 22, 2005, the borrowing limit was increased to $25,500.

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

(Amounts in thousands, except per share amounts)

NOTE  D  -  LONG-TERM DEBT - CONTINUED

Future maturities of long-term debt at December 31, 2004 are as follows:

Year ending December 31
2005	$3,550
2006	3,600
2007	3,600
2008	3,600
2009	1,900
Thereafter	50

$16,300

The term note contains covenants that require the Company to maintain certain financial ratios and reporting requirements. The Company must maintain a debt service coverage ratio of not less than 1 to 1 for each fiscal quarter. The debt service coverage ratio is defined as the Company’s EBITDA to the sum of interest expense and all installments of principal on indebtedness that are due on demand or during the period of determination. The Company has reporting requirements to provide audited financial statements 90 days subsequent to year-end. The Company delivered its audited financial statements for the year ended December 31, 2004 in May 2005 and early this year the Company increased its borrowing base under its line of credit with the International Bank of Commerce without obtaining the prior approval of GECC. GECC has waived both of these events.

On February 15, 2005 the Company entered into a $5,000 credit facility with Solitair LLC, one of its members. The facility bears interest at a rate equal to LIBOR plus 5.0% (effective rate of 7.69% at March 31, 2005). Payment of principal and accrued but unpaid interest is due on the maturity date of the credit facility which is the later of (1) six months after the actual maturity date of our credit facility with GECC and (2) December 1, 2010. Borrowings under this credit facility were used primarily for the refurbishment of the Company’s rig fleet. At March 31, 2005, the outstanding borrowings under this credit facility were $3,000.

NOTE E - INCOME TAXES

Income tax expense consists of the following for the years ended December 31:

	2004	2003	2002
Deferred tax expense	$285	$317	$—

Deferred income tax assets and liabilities are as follows at December 31:

	2004	2003
Deferred income tax assets related to:
Net operating loss carryforwards	$7	$9

Deferred income tax liabilities related to:
Drilling rigs and equipment	(16,067)	(15,783)

Net deferred income tax liabilities	$(16,060)	$(15,774)

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

(Amounts in thousands, except per share amounts)

NOTE  E  -  INCOME TAXES - CONTINUED

The provision for income taxes on continuing operations differs from the amounts computed by applying the federal income tax rate of 34% to net income. The differences are summarized as follows for the years ended December 31:

	2004	2003
Tax benefit at federal statutory rate	$(843)	$(419)

Tax benefit at state statutory rate	(149)	(74)

Increase (decrease) from
Loss attributable to nontaxable entity	1,294	831
Other	(17)	(21)

Actual tax provision	$285	$317

The difference between the Company’s effective tax rate and the statutory federal income tax rate results from taxes being provided on only Elk Hill for the years ended December 31, 2004 and 2003. Prior to 2003, the Company had no taxable entities.

NOTE  F  -  WORKERS’ COMPENSATION

The Company is insured under a large deductible workers’ compensation insurance policy. The policy generally provides for a $100 deductible per covered accident. Due to the high deductible, the policy requires the Company to maintain a $600 letter of credit with a bank. At December 31, 2004 and 2003, the Company has a $600 deposit with a bank collateralizing the letter of credit. The deposit is reflected in other assets.

NOTE  G  -  TRANSACTIONS WITH AFFILIATES

An entity under common management provides office space and certain administrative services to the Company. The Company reimbursed the entity approximately $115, $33 and $37 in consideration for those services during the years ended December 31, 2004, 2003 and 2002, respectively. The administrative reimbursement amount is determined by management’s estimates on time devoted to each company. At December 31, 2004 and 2003, approximately $17 and $6, respectively, was owed to the entity and included in accounts payable.

Additionally, the Company provided contract drilling services totaling $184 and $396 to an affiliated entity during 2003 and 2002, respectively.

NOTE  H  -  COMMITMENTS AND CONTINGENCIES

The Company leases three service locations under a noncancelable operating lease that expires in August 2008. Related rent expense was $177, $98 and $42 for the years ended December 31, 2004, 2003 and 2002, respectively.

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

(Amounts in thousands, except per share amounts)

NOTE  H  -  COMMITMENTS AND CONTINGENCIES - CONTINUED

Aggregate future minimum lease payments under the noncancelable operating lease for years subsequent to December 31, 2004 are as follows:

Year ending December 31
2005	$150
2006	180
2007	180
2008	120

$630

The Company currently has a lawsuit pending, in which the Company sued the defendant, an oil and gas operating company, for approximately $942 as a result of the defendant’s refusal to make payment pursuant to the terms of its drilling contract. The defendant has countersued for damages in excess of $2,800, alleging breach of contract, negligence, gross negligence and breach of warranties. Currently, no trial date has been set by the court. The Company is vigorously prosecuting its claims and defending against the counterclaims in this matter, and will continue to file appropriate responses, motions and documents as necessary. It is not possible to predict the outcome of this matter.

Various claims and lawsuits, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, are not expected to have a material effect on the Company’s consolidated financial position or results of operations.

NOTE  I  -  SIGNIFICANT CUSTOMERS

For 2004, revenue from one customer was approximately 11% of total revenues, for 2003 two customers accounted for 13% and 11% of total revenues, and for 2002 three customers accounted for 23%, 16% and 13% of total revenues. At December 31, 2004, three customers accounted for approximately 17%, 13% and 12% of accounts receivable. At December 31, 2003, three customers accounted for approximately 28%, 13% and 13% of accounts receivable.

NOTE  J  -  FAIR VALUE OF FINANCIAL STATEMENTS

Cash and cash equivalents, trade receivables and payables and short-term debt:

The carrying amounts of cash and cash equivalents, trade receivables, restricted cash, payables and short-term debt approximate their fair values.

Long-term debt and note payable.

The carrying amounts of our long-term debt and note payable approximate fair value, as supported by the recent issuance of the debt and because the variable rates approximate market rates.

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

(Amounts in thousands, except per share amounts)

NOTE  K  -  VALUATION AND QUALIFYING ACCOUNTS

The Company’s valuation and qualifying accounts for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions Describe	Foreign Currency Translation	Balance at End Period
Accounts Receivable Reserves:
Year ended December 31, 2004 Bad Debt Reserve	—	$146,000	—	—	$146,000
Year ended December 31, 2003 Bad Debt Reserve	—	—	—	—	—
Year ended December 31, 2002 Bad Debt Reserve	—	—	—	—	—

NOTE  L  -  SUBSEQUENT EVENTS (unaudited)

In connection with an anticipated initial public offering of common stock in 2005, substantially all of the Company’s assets and liabilities will be transferred to Bronco Drilling Company, Inc., a newly formed Delaware corporation.

Prior to the closing of the offering the Company will be converted to a taxable Delaware corporation. The pro forma effect of this merger and change in tax status is as follows:

	March 31, 2005
	Historical	Pro Forma
Deferred income taxes	$15,944	$19,975

Equity
Members’ equity	$53,149	$—
Common stock $.01 par value 100,000 shares authorized; 10,000 shares issued and outstanding	—	100
Additional paid-in capital	—	53,049
Accumulated deficit	—	(4,031)

Total equity	$53,149	$49,118

A one-time charge to operations will be made of approximately $4,031 to recognize deferred taxes upon change in tax status.

In July 2005, the Company acquired all the membership interests in Strata Drilling, L.L.C. and Strata Property, L.L.C. and a related rig yard. Included in these acquisitions were two operating rigs, one rig that is currently being refurbished, related structures, equipment and components and a 16 acre yard in Oklahoma City, Oklahoma used for equipment storage and refurbishment of stacked rigs. The aggregate purchase price was

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited)

(Amounts in thousands, except per share amounts)

NOTE  L  -  SUBSEQUENT EVENTS (unaudited) - CONTINUED

$20,000, of which $13,000 was paid in cash and $7,000 was paid in the form of promissory notes issued to the sellers. The Company funded the cash portion of the purchase price with a $13,000 loan from Alpha Investors LLC, an entity controlled by Wexford Capital LLC. The outstanding principal balance of the Alpha loan plus accrued but unpaid interest must be repaid in full upon the earlier to occur of the completion of this offering and the maturity of the loan on July 1, 2006. Borrowings under the Company’s loan with Alpha bear interest at a rate equal to LIBOR plus 5% until September 30, 2005 (effective rate of 8.11% when the loan was made on June 30, 2005), and thereafter at a rate equal to LIBOR plus 7.5%. The $7,000 outstanding principal balance of the promissory notes issued to the sellers is automatically reduced by the amount of any costs and expenses the Company pays in connection with the refurbishment of one of the rigs we acquired from the sellers. The sellers have agreed to complete the refurbishment of this rig on or before the end of 2005, subject to limited exceptions. Payment of the outstanding balance of the loan is due and payable upon completion of the refurbishment of this rig. The Company granted the sellers a security interest in this rig to secure its obligations under the notes. The outstanding principal balance on these notes do not bear any interest other than default interest in the event of a default.

Effective April 1, 2005, the Company entered into an administrative services agreement with Gulfport. Under this agreement, Gulfport’s services for the Company include accounting, human resources, legal and technical support. In return for the services rendered by Gulfport, the Company has agreed to pay Gulfport an annual fee of approximately $414 payable in equal monthly installments during the term of this agreement. In addition, the Company will continue to lease approximately 1,100 square feet of office space from Gulfport for the Company’s headquarters. The Company will pay Gulfport annual rent of approximately $20 payable in equal monthly installments. The services being provided to the Company and the fees for such services can be amended by mutual agreement of the parties. The administrative services agreement has a three-year term, and upon expiration of that term the agreement will continue on a month-to-month basis until cancelled by either party with at least 30 days prior written notice. The administrative services agreement is terminable (1) by the Company at any time with at least 30 days prior written notice to Gulfport and (2) by either party if the other party is in material breach and such breach has not been cured within 30 days of receipt of written notice of such breach. The fees payable by the Company under the administrative services agreement were arrived at through negotiations between the Company and Gulfport.

Under the terms of an agreement between Bronco Drilling Holdings L.L.C., the Company’s principal shareholder, and Steven C. Hale, the Company’s President and Chief Operating Officer, following completion of the offering, Mr. Hale will be entitled to receive the sum of $2,000 and shares of the Company’s common stock having a market value of $2,000 based on the initial public offering price. These payments will be made by Bronco Drilling Holdings and not by the Company. The Company will account for these payments as a capital contribution to it in the amount of $4,000 and compensation expense in the amount of $4,000 during the period in which such obligations are incurred.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder

Bronco Drilling Company, Inc.

We have audited the accompanying balance sheet of Bronco Drilling Company, Inc. as of May 26, 2005. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Bronco Drilling Company, Inc. as of May 26, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

May 26, 2005

Bronco Drilling Company, Inc.

Balance Sheet

May 26, 2005

Assets
Cash	$100

Total Assets	$100

Stockholder’s Equity
Stockholder’s Equity
Common stock $0.01 par value; 100,000,000 shares authorized; 100 shares issued and outstanding	$1
Additional paid-in capital	99

Total Stockholder’s Equity	$100

The accompanying note is an integral part of this balance sheet.

Bronco Drilling Company, Inc.

Note to Balance Sheet

May 26, 2005

Bronco Drilling Company, Inc. (the “Corporation”) is a Delaware corporation capitalized on May 26, 2005. Bronco Drilling Company, L.L.C., our predecessor company, will merge with Bronco Drilling Company, Inc., the successor corporation to Bronco Drilling Company, L.L.C. The Corporation has been formed and capitalized; however, there have been no other transactions involving the Corporation.

The Corporation intends to offer common stock pursuant to an initial public offering.

Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

BRONCO DRILLING COMPANY, INC.

Common Stock

P R O S P E C T U S

Joint Book-Running Managers

Johnson Rice & Company L.L.C.	Jefferies & Company, Inc.

Calyon Securities (USA) Inc.	Friedman Billings Ramsey

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution

The following table sets forth all expenses payable by the registrant in connection with the registration of the common stock.

SEC registration fee		$10,179
NASD filing fee		9,148
The Nasdaq National Market listing fee		5,000
Selling stockholder expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent fees		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Delaware Law

Section 145 of the Delaware General Corporation Law, or the DGCL, permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by the DGCL:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former directors and officers, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by our certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our certificate of incorporation also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our certificate of incorporation.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in our certificate of incorporation. In addition, our bylaws provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Item 15. Recent Sales of Unregistered Securities.

Immediately prior to the commencement of this offering, we will become a Delaware corporation in a transaction in which Bronco Drilling Company, L.L.C., our predecessor company, merges with its wholly owned subsidiary Bronco Drilling Company, Inc., a newly-formed Delaware corporation. In connection with its formation, Bronco Drilling Company, Inc. issued 13,360,000 shares of its common stock to Bronco Drilling Company, L.L.C. The shares of Bronco Drilling Company, Inc. were issued in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act. No underwriters, brokers, or finders will be involved in the above transaction.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following is a list of exhibits filed as a part of this registration statement.

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3.1	Form of Amended and Restated Certificate of Incorporation of the Company.

3.2	Bylaws of the Company.

4.1**	Specimen Certificate for Shares of Common Stock.

5.1**	Opinion of Akin Gump Strauss Hauer & Feld LLP.

10.1*	Loan and Security Agreement, dated as of December 26, 2003, among General Electric Capital Corporation, as lender, and Bronco Drilling Company, L.L.C., Elk Hill Drilling, Inc., and Wrangler Equipment LLC.

10.2*	First Amendment to the Loan and Security Agreement, dated as of September 24, 2004, by and among General Electric Capital Corporation, as lender, and Bronco Drilling Company, L.L.C., Elk Hill Drilling, Inc., and Wrangler Equipment LLC.

10.3*	Second Amendment to Loan and Security Agreement, dated as of April 14, 2004, by and among General Electric Capital Corporation, as lender, and Bronco Drilling Company, L.L.C., Elk Hill Drilling, Inc., and Wrangler Equipment LLC.

10.4*	Business Loan Agreement, dated as of January 1, 2005, by and between International Bank of Commerce, as lender, and Bronco Drilling Company, L.L.C.

10.5*	Promissory Note, dated as of February 15, 2005, by and between Bronco Drilling Company, L.L.C., as borrower, and Solitair, LLC.

Exhibit Number	Description

10.6+**	2005 Stock Incentive Plan.

10.7+**	Form of Stock Option Agreement.

10.8+**	Employment Agreement between the Company and Steven C. Hale.

10.9	Form of Administrative Services Agreement, effective as of April 1, 2005, by and between the Company and Gulfport Energy Corporation.

10.10**	Registration Rights Agreement by and between the Company and Bronco Drilling Holdings, L.L.C.

10.11	Promissory Note, date June 30, 2005, issued by Alpha Investors LLC in favor of Bronco Drilling Company, L.L.C.

10.12**	Form of Director and Officer Indemnification Agreement.

21.1	List of Significant Subsidiaries of the Company.

23.1	Consent of Grant Thornton LLP.

23.2**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*Previously filed.

**To be filed by amendment.

+Management contract of compensatory plan or arrangement.

(b) Financial Statement Schedules.

None.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on the 14th day of July, 2005.

BRONCO DRILLING COMPANY, INC.

By:	/S/ D. FRANK HARRISON
D. Frank Harrison
Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints D. Frank Harrison, Steven C. Hale and Zachary M. Graves, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC and to sign and file any other registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on July 14, 2005.

Signature	Title

/S/ D. FRANK HARRISON	Chief Executive Officer and Director (Principal Executive Officer)
D. Frank Harrison

/S/ STEVEN C. HALE	President and Chief Operating Officer
Steven C. Hale

/S/ ZACHARY M. GRAVES Zachary M. Graves	Chief Financial Officer (Principal Financial and Principal Accounting Officer)

*	Chairman of the Board and Director
Mike Liddell

*	Director
David L. Houston

/S/ MICHAEL O. THOMPSON	Director
Michael O. Thompson

/S/ PHILLIP LANCASTER	Director
Phillip Lancaster

*By:	/S/ D. FRANK HARRISON
D. Frank Harrison
Attorney-in-Fact

S-1